Exhibit 4.1
STOCK PURCHASE AGREEMENT
by and between
CENTENNIAL DOMINICAN REPUBLIC HOLDING CORP.
and
TRILOGY INTERNATIONAL DOMINICAN REPUBLIC LLC
Dated as of November 21, 2006
     THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of November 21, 2006 by and among Centennial Dominican Republic Holding Corp., a Delaware corporation (“Seller”), Trilogy International Dominican Republic LLC, a Delaware limited liability company (“Buyer”), solely for purposes of Sections 4.14, 4.18 and 9.15, Centennial Cellular Operating Co. LLC, a Delaware limited liability company, and, solely for purposes of Sections 4.19, 6.2 and 9.16, Trilogy International Partners LLC, a Washington limited liability company.
     WHEREAS, Seller owns all of the equity interests (collectively, the “Shares”) in All America Cables and Radio, Inc., a company organized under the laws of Grand Cayman (the “Company”);
     WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Shares on the terms and conditions set forth herein; and

     WHEREAS, Buyer and Seller desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
     NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Seller and Buyer agree as follows:
  I. PURCHASE AND SALE
          1. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller (the “Purchase”), the Shares, free and clear of all Liens (as defined in Section 2.2(g)), at the Closing (as defined in Section 1.4).
          2. Consideration. Upon the terms and subject to the conditions of this Agreement, the initial purchase price for all the Shares shall be the result of (i) the Base Purchase Price (as defined below), (ii) plus the absolute value of the Estimated Net Working Capital if the Estimated Net Working Capital is a positive number or (ii) minus the absolute value of the Estimated Net Working Capital if the Estimated Net Working Capital is a negative number (the “Initial Purchase Price”). The Initial Purchase Price shall be payable and, as the case may be, adjusted, in accordance with Section 1.5 and Section 1.7.
     For the purposes of this Agreement, except as set forth in Section 1.2 of the Seller Disclosure Schedule:
a.	“Base Purchase Price” means U.S. $80,000,000. Base Purchase Price shall be calculated in accordance with the terms set forth in Section 1.2 of the Seller Disclosure Schedule.

b.	“Net Working Capital” means, with respect to AACR-DR (as defined in Section 2.2(b)), as of the Closing Date (as defined in Section 1.4) or if such date is not the last day of a calendar month, the last day of the then most recently ended calendar month (without double counting, in United States Dollars and using U.S. generally accepted accounting principles (“GAAP”) applied using the same accounting principles, procedures, policies and methods used in preparing the Balance Sheet and used historically by AACR-DR), the amount equal to:
i.	The sum of the following items:
1.	cash and cash equivalents,

2.	accounts receivables (net of allowances for doubtful or uncollectible accounts receivable),

3.	inventory (net of reserves), and

4.	prepaid expenses to the extent any Related Entity (as defined in Section 2.1) remains entitled after the Closing to the benefits of the services or items in respect of which prepayment has been made and, with respect to prepaid expenses relating to prepaid taxes, such benefits will be realized on or prior to the second anniversary of the Closing Date (excluding deferred tax assets), minus
ii.	the sum of:
1.	accounts payable,

2.	current accrued Taxes (as defined in Section 2.10(h)(i)),

3.	current accrued expenses, including employees compensation (including accrued but unused vacation time and benefits),

4.	current liabilities (as determined in accordance with GAAP applied using the same accounting principles, procedures, policies and methods used in preparing the Balance Sheet) for customer deposits and deferred revenues,

5.	other current liabilities and accrued expenses, and

6.	Indebtedness for Borrowed Money.
c.	“Indebtedness for Borrowed Money” of any Person means, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (iv) all obligations of such Person in respect of the deferred purchase price of property or services (excluding accounts payable incurred in the ordinary course of business consistent with past practices), (v) all obligations of others secured by any Lien on property owned or acquired by such Person (to the extent of such Person’s interest in such property), whether or not the obligations secured thereby have been assumed, (vi) all guarantees by such Person of obligations of others, (vii) all obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, (viii) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty and (ix) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances. The Indebtedness for Borrowed Money of any Person shall include the Indebtedness for Borrowed Money of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable, by contract, agreement or Law (as defined in Section 2.6(a)), therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent that pursuant to the terms of such Indebtedness for Borrowed Money such Person is not liable therefor.

d.	“Estimated Net Working Capital” means (without double counting, in United States Dollars and using GAAP applied using the same accounting principles, procedures, policies and methods used in preparing the Balance Sheet and used historically by AACR-DR) Seller’s good faith estimate of Net Working Capital.
          3. Determination of Estimated Net Working Capital. No later than three Business Days (as defined in Section 9.2) prior to Closing, Seller shall prepare and deliver to Buyer (a) a good faith estimate of the unaudited balance sheet of AACR-DR as of the Closing Date, or if such date is not the last day of a calendar month, the last day of the then most recently ended calendar month (the “Estimated Closing Balance Sheet”) which shall be prepared using $US and using GAAP applied using the same accounting principles, procedures, policies and methods used in preparing the Balance Sheet and used historically by AACR-DR, and a Net Working Capital schedule based thereon setting forth the Estimated Net Working Capital and the estimated amounts of each of the items forming the Estimated Net Working Capital, (b) a Schedule showing the calculation of the Base Purchase Price, (c) a certificate (the “Closing Certificate”) from an executive officer of Seller, certifying that such Net Working Capital and Base Purchase Price schedules have been prepared by Seller in accordance with the terms hereof and (d) reasonable documentation supporting the amounts and calculations set forth in such schedules.

          4. Closing. The closing of the Purchase (the “Closing”) shall take place at 10:00 a.m., local time, on a date to be specified by the parties (the “Closing Date”) which shall be no later than the second Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article V (other than those that, by their terms, are to be satisfied by action at the Closing, but subject to such satisfaction or waiver) at the offices of Skadden, Arps, Slate, Meagher and Flom LLP, 4 Times Square, New York, New York, 10036.
          5. Closing Deliveries by Buyer. Subject to the terms and conditions hereof, at Closing, Buyer shall deliver to Seller:
a.	an amount equal to the Initial Purchase Price in immediately available funds by wire transfer to an account designated by Seller, by notice to Buyer not later than two Business Days prior to the Closing Date;

b.	the officer’s certificate provided for in Section 5.2(c); and

c.	all other documents, instruments and writings required to be delivered by Buyer at or prior to the Closing pursuant to this Agreement or any Buyer Related Agreement (as defined in Section 3.2).
          6. Closing Deliveries by Seller. Subject to the terms and conditions hereof, at Closing, Seller shall deliver to Buyer:
a.	certificates representing the Shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto;

b.	the officer’s certificate provided for in Section 5.3(c);

c.	letter of resignation of all directors of the Related Entities and executive officers of the Related Entities that will remain employees of Seller or its Affiliates after the Closing;

d.	a legal opinion of Dominican Republic counsel to Seller, dated as of the Closing Date, substantially in the form set forth in Exhibit B hereto;

e.	a certificate of good standing (or equivalent document) for each Related Entity;

f.	a Form 8832 (as defined in Section 4.16) for each of the Related Entities);

g.	the certificate referred to in Section 7.10;

h.	the minute books for each Related Entity; and

i.	all other documents, instruments and writings required to be delivered by Seller at or prior to the Closing pursuant to this Agreement or any Related Agreement (as defined in Section 2.3(a)) or as may reasonably be required to consummate the transactions contemplated by this Agreement.
          7. Post-Closing Adjustment. As soon as practicable following the Closing Date, but in any event within 120 calendar days thereafter, Buyer shall prepare and deliver to Seller (w) the unaudited balance sheet of AACR-DR as of the Closing Date, or if such date is not the last day of a calendar month, the last day of the then most recently ended calendar month (the “Closing Balance Sheet”) which shall be prepared using $US and in accordance with GAAP applied using the same accounting principles, procedures, policies and methods used in preparing the Balance Sheet and used historically by AACR-DR, and a Net Working Capital schedule based thereon setting forth each of the items forming the Net Working Capital as of the Closing Date, or if such date is not the last day of a calendar month, the last day of the then most recently ended calendar month (the “Net Working Capital Adjustment Schedule”), (x) a schedule showing the calculation of the Base Purchase Price (the “Closing Purchase Price Schedule”), (y) a certificate from an executive officer of Buyer, certifying that such schedules have been prepared by Buyer in accordance with the terms hereof and (z) reasonable documentation supporting the amounts and calculations set forth in such schedule.
a.	The Closing Balance Sheet, the Net Working Capital Adjustment Schedule and the Closing Purchase Price Schedule shall be final, binding and conclusive unless Seller notifies Buyer in writing of any disagreement therewith (an “Objection Notice”) within thirty calendar days after its receipt thereof (such period, the “Objection Period”). During the Objection Period, and for so long as any dispute set forth in an Objection Notice remains unresolved, upon reasonable advance notice Buyer shall afford Seller and its advisors with reasonable access during normal business hours to the financial records of AACR-DR so as to enable their review of the Closing Balance Sheet, the Net Working Capital Adjustment Schedule and Closing Purchase Price Schedule. Any Objection Notice shall set forth Seller’s calculation of the Net Working Capital or the Base Purchase Price and shall specify in reasonable detail such items or amounts as to which Seller disagrees and shall state the reasons for such disagreement. Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Balance Sheet, the Net Working Capital Adjustment Schedule and the Closing Purchase Price Schedule which are not contained in an Objection Notice timely issued during the Objection Period.

b.	If Seller duly delivers to Buyer an Objection Notice within the Objection Period, Seller and Buyer shall attempt to resolve such disputes, and any written resolution signed by Buyer and Seller as to any disputed amounts shall be final, binding and conclusive.

c.	If Seller and Buyer are unable to resolve all disputes reflected in the Objection Notice within thirty calendar days after receipt thereof (or such longer period as Buyer and Seller may mutually agree upon in writing) (the “Resolution Period”) then Seller and Buyer shall promptly thereafter (but no later than five calendar days thereafter) submit the items remaining in dispute for resolution to an independent accounting firm of international reputation, which shall not be a “big four” accounting firm, mutually acceptable to Buyer and Seller (such accounting firm being referred to as the “Accounting Firm”). If Seller and Buyer are unable to agree upon a mutually acceptable Accounting Firm within such five day period, the parties shall submit the selection of any Accounting Firm to the president of the American Arbitration Association, who shall select an Accounting Firm and whose selection shall be final and binding on Seller and Buyer. The Accounting Firm shall be instructed to deliver to Buyer and Seller a written report setting forth its resolution of all the disputed items submitted to it (and a revised (x) Closing Balance Sheet and Net Working Capital Adjustment Schedule and/or (y) Closing Purchase Price Schedule as a result thereof) as promptly as practicable (but no later than thirty calendar days after accepting its appointment). Absent fraud or manifest error, the determination by the Accounting Firm (and the revised Net Working Capital Adjustment Schedule and/or Closing Purchase Price Schedule resulting therefrom) shall be final, binding and conclusive on the parties as of the date of such resolution, including with respect to the issue as to whether the Accounting Firm had authority under this Section 1.7(d) to resolve such disputes. “Final, binding and conclusive” shall mean that the aforesaid determination and final Net Working Capital Adjustment and/or Base Purchase Price, as the case may be, shall have the same preclusive effect for all purposes as if such determination had been embodied in a final judgment, no longer subject to appeal, entered by a court of competent jurisdiction after full and fair litigation on the merits. Seller and Buyer shall deliver or make available to the Accounting Firm the work papers and back-up materials supporting such party’s calculations relating to the disputed amounts, as requested by the Accounting Firm and to the extent available to Seller, Buyer and their respective Representatives. Seller and Buyer shall be afforded the opportunity to present to the Accounting Firm material related to the unresolved disputes and to discuss the issues with the Accounting Firm pursuant to rules of engagement to be mutually agreed upon, including that there shall be no contact with the Accounting Firm without the presence of a Representative of both Seller and Buyer. The determination of the Accounting Firm shall be limited to the disputed items submitted to it and shall not include any item in the Closing Balance Sheet, the Net Working Capital Adjustment Schedule or the Closing Purchase Price Schedule as to which Seller has not disagreed in its Objection Notice or which was resolved by the parties during the Resolution Period. The fees and expenses of the Accounting Firm shall be borne by Buyer and Seller in proportion to the amount of the disputed item(s) with respect to which such party’s claim was unsuccessful.

d.	Within five calendar days after the date of determination by the Accounting Firm (or of any earlier resolution by the parties of all disputed issues) or, if Seller did not timely deliver an Objection Notice, within five calendar days after the expiration of the Objection Period:
i.	if the Initial Purchase Price paid at Closing exceeds the Adjusted Purchase Price, Seller shall pay Buyer an amount equal to the difference between the Initial Purchase Price and the Adjusted Purchase Price, in immediately available funds by wire transfer to an account designated by Buyer; and

ii.	if the Adjusted Purchase Price exceeds the Initial Purchase Price paid at Closing, Buyer shall pay Seller an amount equal to the difference between the Adjusted Purchase Price and the Initial Purchase Price, in immediately available funds by wire transfer to an account designated by Seller.
e.	For the purposes of this Agreement:
i.	“Adjusted Purchase Price” means the result of (x) the Base Purchase Price (as set forth on the Closing Purchase Price Schedule, as amended and revised to reflect any determination or resolution in accordance with clauses (b) through (d) of this Section 1.7) (y) either (aa) plus the absolute value of the Final Net Working

Capital, if the Final Net Working Capital is a positive number, or (bb) minus the absolute value of the Final Net Working Capital, if the Final Net Working Capital is a negative number.

ii.	“Final Net Working Capital” means the Net Working Capital based on the Net Working Capital Adjustment Schedule, as amended and revised to reflect any determination or resolution in accordance with clauses (b) through (d) of this Section 1.7.
          8. Intercompany Accounts. Prior to the Closing Date, all intercompany accounts (including intercompany loans) between any of the Related Entities, on the one hand, and Seller and its Affiliates (excluding the Related Entities), on the other hand, shall be terminated, cancelled or contributed to the capital of the Company.
          9. Allocation of Purchase Price.
a.	Buyer and Seller shall endeavor in good faith to agree, within one hundred twenty (120) days after the Closing Date, on the allocation of the total consideration among the assets of the Company (the “Allocation”). The Allocation shall be made in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder.

b.	Except as may be required by a determination (as defined under Section 1313(a) of the Code or any similar state or local Tax law), Buyer and Seller agree to act in accordance with the Allocation in the preparation and filing of all Tax Returns (including filing a Form 8594 with their respective federal income Tax Returns for the taxable year that includes the Closing Date and any other forms or statements required by the Code, Treasury Regulations, the Internal Revenue Service or any applicable Tax Authority) and in the course of any Tax proceeding.

c.	In the event that Buyer and Seller do not agree on the Allocation, Buyer and Seller (and their respective Affiliates) shall settle any such disputes in the manner provided in Section 7.4, except that for purposes of this Section 1.9(c) the Settlement Accountants (as defined in Section 7.4) shall have expertise in appraising the fair market value of assets of the nature owned by

AACR-DR and need not be experienced in Dominican Republic Tax Law.

d.	Buyer and Seller shall promptly inform one another of any challenge by any Tax Authority to any allocation made pursuant to this Section 1.9 and shall consult and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge.
  II. REPRESENTATIONS AND WARRANTIES OF SELLER
     Except as disclosed in the corresponding section of the disclosure schedule delivered by Seller to Buyer immediately prior to the execution of this Agreement (the “Seller Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Seller Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is readily apparent from the face of such disclosure), Seller represents and warrants to Buyer as follows:
          1. Qualification, Organization. Each of the Company and each of the Subsidiaries (as defined in Section 9.2) of the Company (the “Related Subsidiaries,” and collectively with the Company, the “Related Entities”) is a corporation, partnership or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has the requisite corporate or company power (as the case may be) and authority to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. Each Related Entity is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified, licensed or in good standing has not had, and would not reasonably be expected to have a Material Adverse Effect (as hereinafter defined). As used in this Agreement, any reference to any state of facts, event, circumstance, development, change or effect having a “Material Adverse Effect” means any state of facts, event, circumstance, development, change or effect that, individually or in the aggregate, has had a material adverse effect on the business, properties, assets, operations, or condition (financial or otherwise) of the Related Entities, taken as a whole, but shall not include states of facts, events, circumstances, developments, changes or effects (i) (A) generally affecting the telecommunications industry in the Dominican Republic, including (x) regulatory and political requirements and developments generally affecting the telecommunications industry in the Dominican Republic, including the provisions of Law 153-98 of the Dominican Republic and (y) in respect of publicly disclosed tax liability of Verizon Dominicana or its Affiliates asserted by the Dominican Republic taxing authority in connection with the announced acquisition of Verizon Dominicana, (B) generally affecting the economic, political or financial market conditions in the Dominican Republic, (C) resulting from seasonal fluctuation affecting the Related Entities, consistent with the past financial performance of the Related Entities, (D) resulting from changes in GAAP or the accounting rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) or (E) resulting from any acts of terrorism or war, or (ii) resulting from the announcement or the existence of this Agreement and the transactions contemplated hereby. The copies of the Related Entities’ organizational documents which have been delivered or made available to Buyer are complete and correct copies thereof, each as amended through the date hereof. None of the Related Entities is in violation of any provision of its respective organizational documents.
          2. Capital Stock. The authorized share capital of the Company consists of (i) 10,000 shares of cumulative redeemable preference stock, of which 490 shares are issued and outstanding, and (ii) 1,000 ordinary shares, of which 175 shares are issued and outstanding, and all of such issued and outstanding shares of the Company constitute the Shares. Other than as specifically set forth in the previous sentence, there are no other equity interests of the Company issued or outstanding. Except as set forth on Section 2.2(a) of the Seller Disclosure Schedule, Seller is the record and beneficial owner of all of the Shares free and clear of all Liens (as defined below). All of the outstanding Shares have been duly authorized and validly issued and are fully paid and non-assessable, and, except as set forth in the Company’s organizational documents, none of the Shares are subject to any obligation to make additional capital contributions to the Company. As of the date hereof, there are no outstanding subscriptions, warrants, calls, options, convertible securities or similar rights, agreements, or commitments relating to the issuance of capital stock of the Company obligating Seller, the Company or any of their respective Affiliates to (A) issue, dispose, transfer or sell any capital stock, equity interests, voting securities or securities convertible into or exchangeable for capital stock, equity interests or voting securities of the Company, (B) grant, extend or enter into any such subscription, warrant, call, option, convertible security, right of first refusal, tag-along right, drag-along right or similar right, agreement or commitment, (C) purchase, repurchase, redeem or otherwise acquire any such shares of capital stock or equity interests, or (D) make payments pursuant to any stock based or stock related plan or award. The Shares are not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription right or similar right. Upon consummation of the Purchase, Buyer will receive good title to the Shares, free and clear of all Liens and Buyer will be the sole shareholder of the Company.
a.	Section 2.2(b) of the Seller Disclosure Schedule sets forth the name, jurisdiction of organization or incorporation, authorized share capital and the current ownership of outstanding shares, partnership interests, or other ownership interests (collectively, “Related Subsidiary Shares”) of each Related Subsidiary. Except as set forth on Section 2.2(b) of the Seller Disclosure Schedule, the Related Entities do not, directly or indirectly, own, of record or beneficially, any debt securities, voting securities or other equity interest in or control any corporation, partnership, limited liability company, joint venture, association, trust or other form of legal entity. Except as set forth on Section 2.2(b) of the Seller Disclosure Schedule, the Company is the record and beneficial owner of all of the outstanding Related Subsidiary Shares of All America Cables and Radio, Inc. – Dominican Republic (“AACR-DR”), a British Virgin Islands corporation, free and clear of all Liens. Except as set forth on Section 2.2(b) of the Seller Disclosure Schedule, AACR-DR is the record and beneficial owner of all of the outstanding Related Subsidiary Shares of Centennial Dominicana, C. Por A., a Dominican Republic corporation (“Centennial Dominicana”), free and clear of all Liens. All of the outstanding Related Subsidiary Shares have been duly authorized and validly issued and are fully paid and non-assessable and none of the Related Subsidiary Shares are subject to any obligation to make additional capital contributions to any Related Subsidiary. As of the date hereof, (x) there is no capital stock or other equity interests of any Related Subsidiary issued or outstanding except for the Related Subsidiary Shares and (y) there are no outstanding subscriptions, warrants, calls, options, convertible securities or similar rights, agreements or commitments relating to the issuance of capital stock of any Related Subsidiary obligating Seller, any Related Entity, or any of their respective Affiliates, to (A) issue, dispose, transfer or sell any capital stock, equity interests, voting securities or securities convertible into or exchangeable for capital stock, equity interests or voting securities of any Related Subsidiary, (B) grant, extend or enter into any such subscription, warrant, call, option, convertible security, right of first refusal, tag-along right, drag-along right or similar right, agreement or commitment, (C) purchase, repurchase, redeem or otherwise acquire any such shares of capital stock or equity interests, or (D) make payments pursuant to any stock based or stock related plan or award. The Related Subsidiary Shares are not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription right or similar rights.

b.	None of the Related Entities has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the securityholders of any of the Related Entities on any matter.

c.	Except as set forth on Section 2.2(b) of the Seller Disclosure Schedule, there are no voting trusts, proxies, shareholder agreements or other agreements or understandings with respect to the voting of the Shares or the Related Subsidiary Shares.

d.	The Company has transacted no business since January 14, 2000, and prior to Closing will transact no business, and has no assets, Liabilities or obligations, and prior to Closing will have no, assets, Liabilities or obligations, in each case, of any nature other than as set forth on Section 2.2(e) of the Seller Disclosure Schedule.

e.	Centennial Dominicana has transacted no business, and prior to Closing will transact no business, and has no, assets, Liabilities or obligations, and prior to Closing will have no assets, Liabilities or obligations, in each case, of any nature other than as set forth on Section 2.2(f) of the Seller Disclosure Schedule.

f.	As used in this Agreement, “Lien” means any mortgage, pledge, hypothecation, security assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any lease having substantially the same economic effect as any of the foregoing, and any lien related to any filing of any financing statement under the Uniform Commercial Code or comparable Law of any jurisdiction), any right of first refusal, right to call, preemptive right or proxy right or any option, warrant or commitment of any kind or nature.
          3. Corporate Authority Relative to this Agreement; No Violation. Seller has all requisite corporate power and authority to enter into this Agreement and all related agreements to be executed by Seller pursuant to this Agreement and the transactions contemplated hereby (collectively, the “Related Agreements”) and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement, and all Related Agreements, by Seller and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Seller and approved by the sole stockholder of Seller and such authorizations and approval have not been revoked and are in full force and effect. No other corporate proceedings or actions on the part of the Company, Seller or Seller’s shareholder are necessary to authorize the Agreement, the Related Agreements and consummation of the transactions contemplated by this Agreement and the Related Agreements. This Agreement has been, and upon execution and delivery of each Related Agreement, each such Related Agreement will have been, duly and validly executed and delivered by Seller and, assuming this Agreement and each such Related Agreement constitutes a valid and binding agreement of the other parties hereto and thereto, constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).
a.	Other than the approvals set forth on Section 2.3(b) of the Seller Disclosure Schedule (collectively, the “Seller Approvals”), no authorization, consent or approval of, or filing with, any Dominican Republic, United States or foreign governmental or regulatory agency, commission, court, body, entity or authority having jurisdiction over any of the Related Entities or any assets of the Related Entities and any political subdivision thereof or any entity, body, regulatory or administrative authority, agency, commission, court, tribunal or judicial body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to foreign or Dominican Republic or United States federal, state, provincial or local government, including any quasi-governmental entity established to perform such functions (each a “Governmental Entity”) by or on behalf of the Company or Seller is necessary for the consummation by Seller of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that, if not obtained or made, has not had and would not reasonably be expected to have a Material Adverse Effect or significantly impair or delay the consummation of the transactions contemplated hereby.

b.	Except as set forth on Section 2.3(c) of the Seller Disclosure Schedule, subject to the receipt of the Seller Approvals, the execution and delivery by Seller of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any material violation of, or material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any material loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Seller or any of the Related Entities or result in the creation of any Lien upon any of the properties or assets of Seller or any of the Related Entities, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-law or other equivalent organizational document, in each case as amended, of Seller or any of the Related Entities, (iii) conflict with or violate any Laws (as defined in Section 2.6(a)) applicable to, Seller or the Company or any of their respective properties or assets or (iv) contravene, conflict with or result in a violation or breach of, or give any Governmental Entity the right to revoke, suspend or modify, any Applicable Permit (as defined in Section 2.6(b)) that is held by Seller or a Related Entity or otherwise relates to the business of a Related Entity, other than, in the case of clauses (iii) and (iv) above, any such violation, conflict, contravention, breach or modifications that has not had, and would not reasonably be expected to have, a Material Adverse Effect.
          4. Reports and Financial Statements. Section 2.4 of the Seller Disclosure Schedule sets forth (a) the unaudited balance sheet of AACR-DR as of September 30, 2006 (the “Balance Sheet”), (b) the related unaudited statement of income for the three-month period ended on September 30, 2006 of AACR-DR, (c) the unaudited balance sheet and statement of income, change in stockholders equity and cash flow of AACR – DR as of and for the fiscal year ended June 30, 2006 and (d) audited balance sheets and statements of income, change in stockholders’ equity and cash flow of AACR-DR as of and for the fiscal years ended June 30, 2004 and 2005 ((a) through (d) collectively, the “Financial Statements”). The Financial Statements are based on the books and records of AACR-DR, have been prepared in accordance with GAAP (applied on a consistent basis throughout the periods covered thereby, except, (x) in the case of the unaudited financial statements in clauses (a) and (b) above, for recurring year-end audit adjustments, accruals not expected to be material and the absence of the notes required by GAAP, (y) in the case of the unaudited financial statements in clause (c) above, for recurring year-end audit adjustments and (z) in the case of the financial statements in clause (d) above, which were prepared in accordance with International Financial Reporting Standards) and fairly present, in all material respects, the financial condition and results of operations of AACR-DR as of the respective dates and for the respective periods indicated therein. Since June 30, 2006, AACR-DR has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP or applicable Laws.
          5. No Undisclosed Liabilities. Except (i) as reflected or reserved against in the Balance Sheet, (ii) for Liabilities and obligations incurred in the ordinary course of business consistent with past practices since September 30, 2006, (iii) Liabilities or obligations which have been discharged or paid in full in the ordinary course of business consistent with past practices and (iv) Liabilities or obligations set forth on Section 2.5 of the Seller Disclosure Schedule, none of the Related Entities has Liabilities or obligations in the aggregate that are material as of the date hereof of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a balance sheet of the Company.
a.	As used in this Agreement, “Liabilities” of any Person means all debts, liabilities and obligations of such Person, whether direct or indirect, accrued or unaccrued, fixed or contingent, matured or unmatured, known or unknown, whenever arising, including all indebtedness, Indebtedness for Borrowed Money, commitments and “off-balance sheet” liabilities.
          6. No Violation of Law; Permits. Each of the Related Entities is in compliance with and is not in default under, in violation of or under investigation with respect to, has not been given written notice, default or violation of, and, to the Knowledge (as defined in Section 9.2) of Seller, has not been threatened to be charged with any violation of, any federal, state or local law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), applicable to each of them or any of their respective properties or assets, including the Foreign Corrupt Practices Act of 1977, as amended, except where such non-compliance, default or violation has not had, and would not reasonably be expected to have a Material Adverse Effect. Notwithstanding anything contained in this Section 2.6(a), no representation or warranty shall be deemed to be made in this Section 2.6(a) in respect of matters regarding (i) communications Laws, which are the subject of the representations and warranties made in Section 2.14, (ii) Laws relating to employment and employment practices, which are the subject of the representations and warranties made in Section 2.11 or (iii) Laws relating to pollution or protection of human health or the environment, which are the subject of the representations and warranties made in Section 2.17.
a.	The Related Entities are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Related Entities to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Applicable Permits”), except where the failure, individually or in the aggregate, to have any of the Applicable Permits has not had, and would not reasonably be expected to have a Material Adverse Effect. All Applicable Permits are in full force and effect, except where the failure to be in full force and effect has not had, and would not reasonably be expected to have a Material Adverse Effect. Section 2.6(b) of the Seller Disclosure Schedule lists all material Applicable Permits.

b.	To the Knowledge of Seller, none of the members, managers, officers, agents or employees of Seller or any Related Entity has, in each case in connection with its business or the business of any other Related Entity, (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses, including expenses related to political activity, (b) made any bribes or kickback payments, or (c) made any other unlawful payment.
          7. Employee Benefit Plans. Section 2.7(a) of the Seller Disclosure Schedule lists all Applicable Benefit Plans which provide annual benefits, individually or in the aggregate, to employees of the Related Entities in excess of U.S. $50,000. “Applicable Benefit Plans” means all employee benefit plans, compensation arrangements and other benefit arrangements, whether or not “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), providing cash- or equity-based incentives, health, medical, dental, disability, accident or life insurance benefits or vacation, severance, retirement, pension or savings benefits, that are sponsored, maintained or contributed to by Seller or the Related Entities for the benefit of employees, directors, consultants, former employees, former consultants and former directors of the Related Entities and all employee agreements providing compensation, vacation, severance or other benefits to any officer, employee, consultant or former employee of the Related Entities, except to the extent providing benefits imposed or implied by applicable foreign Law. “Related Entity Applicable Benefit Plan” means any Applicable Benefit Plan sponsored, maintained or contributed to by the Related Entity.
a.	Neither Seller nor any ERISA Affiliate (as defined in Section 2.7(e)) of Seller maintains or contributes to any benefit plan covered by Title IV of ERISA or Section 412 of the Code. None of Seller or the Related Entities has incurred any material Liability or material penalty under Section 4975 of the Code or Section 502(i) of ERISA or has engaged in any transaction which is reasonably likely to result in any material Liability or penalty. No Applicable Benefit Plan or Related Entity Applicable Benefit Plan that is not subject to U.S. Law provides for defined benefit pension retirement benefits.

b.	No Related Entity Applicable Benefit Plan is a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, or a “multiple employer plan” as such term is defined in Section 413 of the Code.

c.	Seller has made available to Buyer copies of each Related Entity Applicable Benefit Plan or a description of such Related Entity Applicable Benefit Plan, as applicable. Each Related Entity Applicable Benefit Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including any special provisions relating to qualified plans where such Related Entity Applicable Benefit Plan was intended to so qualify) and has been maintained in good standing with applicable regulatory authorities.

d.	For purposes of this Agreement, “ERISA Affiliate” means any business or entity which is a member of the same “controlled group of corporations,” under “common control” or an “affiliated service group” with an entity within the meanings of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with the entity under Section 414(o) of the Code, or is under “common control” with the entity, within the meaning of Section 400l(a)(14) of ERISA, or any regulations promulgated or proposed under any of the foregoing Sections of ERISA and the Code.

e.	Section 2.7(f) of the Seller Disclosure Schedule sets forth, as of the date hereof, a list of each employee of the Related Entities and, where applicable, also sets forth the names, titles and monthly salaries.
          8. Absence of Certain Changes or Events. Other than the transactions contemplated by this Agreement, since June 30, 2006, the businesses of the Related Entities have been conducted in the ordinary course consistent with past practices and there has not been (a) any event, occurrence, development or state of circumstances or facts that has had, or would be reasonably expected to have a Material Adverse Effect or (b) any damage, destruction or other casualty loss with respect to any asset or property owned, leased or otherwise used by any Related Entity, whether or not covered by insurance, except damage, destruction or loss that has not had and would not be reasonably expected to have a Material Adverse Effect.
          9. Investigations; Litigation. Except as set forth on Section 2.9 of the Seller Disclosure Schedule or for matters generally affecting the telecommunications industry in the Dominican Republic and not specifically targeting any Related Entity, there are no (a) investigations or reviews pending (or, to the Knowledge of Seller, threatened) by any Governmental Entity with respect to Seller, any Related Entity or any of their respective properties, (b) material actions, suits or proceedings pending (or, to the Knowledge of Seller, threatened) against or affecting Seller or any Related Entity or any of their respective properties, at law or in equity, before any Governmental Entity or (c) material orders, judgments or decrees of, or before, any Governmental Entity affecting Seller, any Related Entity or any of their respective properties. Section 2.9 of the Seller Disclosure Schedule sets forth any actions, suits, inquiries, investigations or proceedings pending (or, to the

Knowledge of Seller, threatened) against or affecting Seller, any Related Entity or any of their respective properties, at law or in equity, before any Governmental Entity.
          10. Taxes. Each of the Related Entities has (i) duly and timely filed (or there has been filed on its behalf) all material Tax Returns (as defined below) required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority (as defined below) and (ii) paid all material Taxes (as defined below) required by it to have been paid, whether or not shown as due on such Tax Returns.
a.	There are no Liens for Taxes upon any property or asset of any of the Related Entities except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the Balance Sheet.

b.	There is no audit, examination, deficiency, refund litigation or proposed adjustment in progress, pending or threatened in writing by any Tax Authority with respect to any material Taxes of the Related Entities. As of the date hereof, none of the Related Entities have received notice of any material claim made by a Tax Authority in a jurisdiction where such Related Entity does not file a Tax Return, that such Related Entity is or may be subject to taxation by that jurisdiction.

c.	There are no material outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or Tax deficiencies against any of the Related Entities.

d.	None of the Related Entities is a party to any agreement (other than any agreements solely among the Related Entities) providing for the allocation, indemnification or sharing of Taxes.

e.	Each of the Related Entities is in material compliance with all applicable information reporting and Tax withholding requirements.

f.	No income of any Related Entity for Dominican Republic Tax or other Tax purposes, and no Dominican Republic Tax or other Tax for which any Related Entity or Buyer would be liable, shall arise as a result of any of the transactions contemplated hereby, including as a result of the transactions contemplated by Sections 1.1 and 1.8.

g.	As used in this Agreement:

i.	“Tax” means any and all taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Tax Authority, including taxes on or with respect to income, accumulated earnings, personal holding company, income, capital, transfers, stamps, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added;

ii.	“Tax Authority” means any Governmental Entity responsible for the administration or collection of any Taxes; and

iii.	“Tax Return” means any return, report or similar statement (including any attached schedules) required to be filed with a Tax Authority with respect to Taxes and any information return, claim for refund, amended return, or declaration of estimated Taxes.
          11. Labor Matters. As of the date hereof, none of the Related Entities is a party to, or bound by, any collective bargaining agreement (or similar agreement or arrangement in any foreign country) with employees, a labor union or labor organization. As of the date hereof, (i) there are no strikes, slowdowns, work stoppages or lockouts with respect to any employees or contractors of the Related Entities in effect or, to the Knowledge of Seller, threatened, and (ii) to the Knowledge of Seller there is no union organizing effort pending or threatened against the Related Entities. Each Related Entity is in compliance with all currently applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice, the failure to comply with which or engagement in which, as the case may be, has not had or would not reasonably be expected to have a Material Adverse Effect. There is no material unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of Seller, threatened against the Related Entities.
          12. Intellectual Property. The Related Entities own, or are licensed or otherwise possess legally enforceable rights to use, all material Intellectual Property (as defined below) used in their respective businesses as currently conducted (the “Company Intellectual Property”). A complete and correct list of all applications and registrations for Company Intellectual Property owned by the Related Entities is set forth on Section 2.12(a) of the Seller Disclosure Schedule. Subject to Section 4.12, the consummation of the transactions contemplated by this Agreement will not materially alter or impair rights in any

Company Intellectual Property owned by the Related Entities. Except as set forth on Section 2.12(a) of the Seller Disclosure Schedule, there are no material pending claims or, to the Knowledge of Seller, claims threatened in writing by any Person challenging the use by the Related Entities of any Company Intellectual Property in their respective businesses as currently conducted. To the Knowledge of Seller, the conduct of the businesses of the Related Entities as currently conducted does not materially infringe upon any Intellectual Property rights or any other material proprietary right of any Person. As of the date hereof, none of the Related Entities has made any claim of a material violation or infringement by others of its rights to or in connection with the Company Intellectual Property. None of the Company Intellectual Property owned by the Related Entities is subject to any outstanding order, ruling, decree, judgment or stipulation by any court, arbitrator, or administrative agency.
a.	The Company Intellectual Property listed on Section 2.12(a) of the Seller Disclosure Schedule is (i) owned of record by one of the Related Entities and (ii) valid and subsisting.

b.	As used in this agreement, “Intellectual Property” means (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (ii) all trademarks, service marks, trade dress, logos, trade names and corporate names, and all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, (iv) all mask works and all applications, registrations and renewals in connection therewith, (v) all trade secrets (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings and specifications), (vi) all computer software (including data and related documentation), and (vii) all other Intellectual Property rights.
          13. Material Contracts. Except for contracts and agreements identified on Section 2.13 of the Seller Disclosure Schedule, as of the date hereof, no Related Entity is a party to (i) any agreement relating to Indebtedness for Borrowed Money or any guaranty of Liabilities or obligations of any Person, (ii) any agreement that limits the ability of any Related Entity to compete in any geographic area or that purports to limit the type of business in which any Related Entity may engage or services any Related Entity may provide, or which restricts the ability of any Related Entity, to purchase any securities or other assets, (iii) any agreement that requires future expenditures or receipts by the Company or any Related Entity of (A) $US 100,000 or more in any one-year period or

(B) $US 250,000 or more during the term of such agreement; (iv) any Cell Site Leases (as defined below) or any other agreement for the lease of real property, in each case involving payments of $US 25,000 or more in any one-year period, (v) any material agreement with respect to any Intellectual Property, (vi) any agreement that by its terms limits the payment of dividends or other distributions by any Related Entity, (vii) any shareholder, voting or similar agreement, (viii) any joint venture or partnership agreement or similar arrangement, (ix) any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) or material assets, or which grants any preferential rights to purchase any such assets or requiring the consent of any Person to the transfer thereof, (x) any agreement that grants any Lien, right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of any Related Entity to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business (including any contract or agreement that requires any Related Entity to deal exclusively with any Person or under which such Related Entity grants exclusive rights to another party), (xi) any agreement with any director, officer, employee, individual consultant, or stockholder of any Related Entity other than any which can be terminated by the Company or a Related Entity on 30 or fewer days notice without cost or penalty (other than statutory severance) or other than agreements with any director, officer, employee, individual consultant or stockholder of any Related Entity which provide annual benefits to such Person of less than U.S. $50,000, (xii) any agreement which is not terminable by notice of not more than 60 days without payment or penalty that contains any commitment by any Related Entity to provide wireless service coverage in a particular geographic area or build out tower sites in a particular geographic area, (xiii) any management agreement relating to the management of any wireless telephone system, (xiv) any agreement with any Governmental Entity, other than ordinary course agreements for provision of telecommunications service to a Governmental Entity, (xv) any currency exchange, interest rate exchange, commodity exchange or similar agreement; (xvi) any roaming, interconnection or other similar agreement, (xvii) any material agreement not made in the ordinary course of business consistent with past practices and (xviii) any other agreement material to any Related Entity’s business as currently conducted. Each written contract or agreement of any Related Entity of the type described in clauses (i) through (xviii) of this Section 2.13, is referred to as a “Material Contract.” Whenever used in this Agreement, “agreement” shall mean all applicable agreements, whether written or oral. Seller has made available to Buyer copies (in the case of written agreements) or detailed descriptions (in the case of oral agreements) of all Material Contracts.
a.	None of the Related Entities is in material breach of or default under the terms of any Material Contract. To the Knowledge of Seller, no other party to any Material Contract is in material breach of or default under the terms of any Material Contract. Each Material Contract is a valid and binding obligation of the Related Entity which is a party thereto and, to the Knowledge of Seller, of each other party thereto, and is enforceable against such Related Entity in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies). As of the date hereof, none of the Seller or any Related Entity has received any notice of the intention of any party to terminate any Material Contract or to materially alter such party’s relationship as it existed between such party and the applicable Related Entity prior to the date hereof.

b.	Section 2.13(c) of the Seller Disclosure Schedule contains the form of each subscription, customer, reseller, dealer and similar agreement used by any Related Entity in the conduct of its business as of the date hereof.

c.	As used in this Agreement, “Cell Site Lease” means any agreement for the lease of any communications infrastructure locations or communications equipment, in each case used in the ordinary course of business of the Related Entities (including any cell sites, switch sites, microwave antennae and similar locations or equipment) (such locations and equipment, the “Cell Sites”).
          14. Communications Regulatory Matters. Section 2.14 of the Seller Disclosure Schedule lists all licenses and authorizations issued by Indotel or any other Governmental Entity regulating the telecommunications business or any other business of the Related Entities (the “Applicable Licenses”), together with the name of the licensee or authorization holder and the expiration date of the Applicable Licenses. The Applicable Licenses constitute all material authorizations necessary from the applicable Governmental Entity for the business operations of the Related Entities as they are currently being conducted.
a.	Each Applicable License is valid and in full force and effect and has not been (and, to Seller’s Knowledge, has not been threatened to have been) suspended, revoked, cancelled or adversely modified and no suspension, revocation, cancellation or adverse modification thereof is likely to occur as a result of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. No Applicable License is subject to (i) any material conditions or requirements that have not been imposed generally upon licenses in the same service, (ii) any material pending regulatory proceeding (other than those generally affecting the telecommunications industry in the Dominican Republic and not specifically targeting any Related Entity) before a Governmental Entity or judicial review or (iii) any Liens. Seller has no

Knowledge of any event, condition or circumstance that would preclude any Applicable License from being renewed in the ordinary course (to the extent that such License is renewable by its terms).

b.	The licensee of each Applicable License is in material compliance with each Applicable License, has complied in all material respects with, and is not in material violation of, any requirement of Laws to which the Applicable Licenses are subject, and has fulfilled and performed all of its material obligations with respect thereto, including all material reports, notifications and applications required by any applicable Laws except for exemptions, waivers or similar concessions or allowances.
          15. Finders or Brokers. Except for fees that will be paid by Seller or its Affiliates (other than the Related Entities), no investment banker, broker, finder or similar entity in connection with the transactions contemplated by this Agreement is or will be entitled to any fee or any commission in connection with or upon consummation of the Purchase or other transactions contemplated by this Agreement.
          16. Affiliated Transactions. Except as set forth on Section 2.16 of the Seller Disclosure Schedule none of Seller or any of its Affiliates (excluding the Related Entities) provides any assets, services or facilities to the Related Entities. Section 2.16 of the Seller Disclosure Schedule contains an accurate and complete list of all material agreements, contracts, arrangements, undertakings or other commitments to or by which Seller or any of its Affiliates (excluding the Related Entities), on the one hand, and the Related Entities, on the other hand, are or have been a party or otherwise bound that are in effect and relate to the business of the Related Entities as conducted on or immediately prior to the date hereof, and which of those agreements, contracts, undertakings or other commitments will not survive the Closing. Except as set forth on Section 2.16 of the Seller Disclosure Schedule, none of the Seller or its Affiliates (other than the Related Entities) owns any asset, tangible or intangible, that is used in any business of any Related Entity as presently conducted, or has any direct or indirect ownership interest in any Person with which any Related Entity has a business relationship. Seller has made available to Buyer, or will deliver to Buyer prior to Closing, copies of all written agreements and detailed descriptions of all oral agreements set forth on Section 2.16 of the Seller Disclosure Schedule.

          17. Environmental.
a.	At least 10 calendar days prior to the date hereof Seller has made available to Buyer copies of all material environmental investigations, studies, audits, tests, reviews or other analyses conducted of which Seller has Knowledge in relation to the current or prior businesses of the Related Entities or any property or facility now or previously owned, leased or operated by any Related Entity.

b.	The Related Entities are in compliance with all applicable Environmental Laws, including with respect to storage, use, disposal and discharge of Hazardous Substance, except such non-compliance that has not had and would not reasonably be expected to have a Material Adverse Effect; and, to Seller’s Knowledge, there has been no material release or threat of material release by any Related Entity of any Hazardous Substance at, on, under or migrating to or from any properties currently owned or operated by any Related Entity.

c.	Except as has not had or would not reasonably be expected to have a Material Adverse Effect, to Seller’s Knowledge, (i) no property currently owned or operated by any Related Entity (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance and (ii) no property formerly owned or operated by any Related Entity was contaminated with any Hazardous Substance during or prior to such period of ownership or operation.

d.	None of the Related Entities has received any notice, demand, letter, claim or request for information from any Governmental Entity or any other Person indicating that such Related Entity may be in violation of or subject to Liability under any Environmental Law, except violations or Liabilities that has not had and would not reasonably be expected to have a Material Adverse Effect.

e.	None of the Related Entities is subject to any order or other arrangement with any Governmental Entity or any indemnity or other arrangement with any Person relating to Liability under any Environmental Law or otherwise relating to any Hazardous Substances, except such orders, arrangements, indemnifications or agreements that has not had and would not reasonably be expected to have a Material Adverse Effect.

f.	There are no claims, investigations, litigation, administrative proceedings, or orders against the Related Entities from any Governmental Entities (whether final, pending or, to the Seller’s Knowledge, threatened, or any basis in fact known therefor)

relating to any Hazardous Substance, discharges, emissions or other forms of pollution concerning any location where Hazardous Substance from any Related Entity, or any of its predecessors, have been disposed of or otherwise have come to be located or from which discharges, emissions or other forms of pollution emanate, except claims, investigations, litigation, administrative proceedings, or orders of Governmental Entities that has not had and would not reasonably be expected to have a Material Adverse Effect.

g.	As used in this Agreement:
i.	“Environmental Law” means any Dominican Republic or United States federal, state, local or foreign statute, law, regulation, order, decree, permit, authorization, common law, enforceable agency requirement or applicable judicial or administrative decision, order or decree relating to: (A) the protection, investigation or restoration of the environment, worker, public, consumer or human health, or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or in any other way related thereto; or (C) noise, odor, indoor air, employee exposure, electromagnetic frequency emissions, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

ii.	“Hazardous Substance” means any substance that is: listed, classified or regulated as hazardous or toxic pursuant to any Environmental Law, including chemicals, pollutants, contaminants, wastes, hazardous or toxic substances, radioactive materials, asbestos, genetically modified organisms, petroleum or hydrocarbon and petroleum or hydrocarbon products.
          18. Insurance Policies. Subject to deductibles and terms and conditions of insurance policies, Buyer shall have the benefit of insurance policies currently in place relating to the assets, business, operations, employees, officers and directors of the Related Entities for any events which occur prior to Closing, but which are not settled until after Closing. All policies of insurance to which each Related Entity is a party or that provide coverage to such Related Entity are valid, outstanding and enforceable; are issued by an insurer that is financially sound and reputable; taken together, provide adequate insurance coverage for the assets and the operations of such Related Entity for all risks normally insured against by a Person carrying on the same business as such Related Entity and similarly situated; and are sufficient for compliance with all Laws and Material Contracts. Each Related Entity has paid all premiums due, and has otherwise performed all of its obligations, under each policy of insurance to which it is a party or that provides coverage to such Related Entity.
          19. Books and Records. To Seller’s Knowledge, the corporate, accounting, legal, human resources and other books and records of the Related Entities are complete and correct in all material respects, and have been maintained in accordance with sound business practices in all material respects.
          20. Title to Property. Each Related Entity has good and marketable title to all of its material tangible personal property and assets (other than properties and assets leased or licensed from others), and good and marketable fee simple title to all of its real properties (other than real properties leased or licensed by such Related Entity), in each case free and clear of Liens that in the aggregate would be material. Each item of material tangible personal property is in good repair and good operating condition, ordinary wear and tear excepted, and is suitable for use in the ordinary course of business consistent with past practices. Each Related Entity has the right to peaceful and undisturbed possession of, and access via easement or public road sufficient for the use of, all of its leased real or personal property necessary to conduct its business in the ordinary course. Section 2.20(a) of the Seller Disclosure Schedule contains a list of all real property owned by each Related Entity on the date of this Agreement.
a.	The assets, rights, licenses (including software licenses), permits, contracts, agreements, Intellectual Property and real and personal property owned or, in the case of leased property, leased by the Related Entities (or as described in the Transition Services Agreement) constitute all of the material assets, rights, licenses (including software licenses), permits, contracts, agreements, Intellectual Property and real and personal property used in or necessary to the conduct of the businesses of the Related Entities as currently conducted and operated by the Related Entities.
          21. Bank Accounts. Section 2.21 of the Seller Disclosure Schedule contains a true, correct and complete list of all bank accounts maintained by each Related Entity, including each account number and the name and address of each bank and the name of each person who has signature power with respect to each such account.

          22. Disclaimer of Other Representations and Warranties. Seller acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) Buyer does not make, and has not made, any representations or warranties relating to itself or any of its Affiliates or otherwise in connection with the transactions contemplated hereby and Seller is not relying on any representation or warranty except for those expressly set forth in this Agreement, and (b) no Person has been authorized by the Buyer to make any representation or warranty relating to itself or any of its Affiliates or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Seller as having been authorized by such party.
  III. REPRESENTATIONS AND WARRANTIES OF BUYER
     Except as disclosed on the corresponding section of the disclosure schedule delivered by Buyer to Seller immediately prior to the execution of this Agreement and signed by an authorized officer of the Buyer (the “Buyer Disclosure Schedule,”) (it being agreed that disclosure of any item in any section of the Buyer Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is readily apparent from the face of such disclosure), Buyer represents and warrants to Seller as follows:
          1. Qualification; Organization, Etc. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified, licensed or in good standing would not reasonably be expected to significantly impair or delay the consummation of the transactions contemplated hereby.
          2. Corporate Authority Relative to this Agreement; No Violation. Buyer has all requisite limited liability company power and authority to enter into this Agreement and all related agreements to be executed by Buyer pursuant to this Agreement and the transactions contemplated thereby (“Buyer Related Agreements”) and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement, and all Buyer Related Agreements, by Buyer and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Buyer and such authorizations have not been revoked and are in full force and effect. No other company proceedings or actions on the part of Buyer are necessary to authorize the Agreement, the Buyer Related Agreements and consummation of the transactions contemplated by this Agreement and the Buyer Related Agreements. This Agreement has been, and upon execution and delivery of each Buyer Related Agreement, each such Buyer Related Agreement will have been, duly and validly executed and delivered by Buyer and, assuming this Agreement and each such Buyer Related Agreement constitutes a valid and binding agreement of the other parties hereto and thereto, this Agreement constitutes a valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).
a.	Other than in connection with or in compliance with any applicable non-United States public utility Laws and rules, regulations and orders of any regulatory bodies regulating telecommunications businesses (collectively, the “Buyer Approvals”), no authorization, consent or approval of, or filing with, any Governmental Entity is necessary for the consummation by Buyer of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings, that, if not obtained or made, would not reasonably be expected to significantly impair or delay the consummation of the transactions contemplated hereby.

b.	Subject to the receipt of the Buyer Approvals, the execution and delivery by Buyer of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any material violation of, or material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any material loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Buyer or result in the creation of any Lien upon any of the properties or assets of Buyer, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended, of Buyer, (iii) conflict with or violate any Laws applicable to Buyer or any of its properties or assets, or (iv) contravene, conflict with or result in a violation or breach of, or give any Governmental Entity the right to revoke, suspend or modify, any authorization or license that is held by Buyer or otherwise relates to the business of Buyer.
          3. Litigation. Except as set forth on Section 3.3 of the Buyer Disclosure Schedule, there are no (a) actions, suits, inquiries, investigations or proceedings pending (or, to Buyer’s

Knowledge, threatened) against or affecting Buyer, or any of its properties at law or in equity before, or (b) orders, judgments or decrees of or before any Governmental Entity.
          4. Finders or Brokers. Other than Deutsche Bank Securities Inc., Buyer has not employed any investment banker, broker, finder or similar entity in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission from Seller or any of its Affiliates in connection with or upon consummation of the Purchase or other transactions contemplated by this Agreement.
          5. No Disqualification. To Buyer’s Knowledge, there are no facts that relate to the qualifications of Buyer which would, under applicable Law, disqualify Buyer with respect to the consummation of the transactions contemplated hereby or that would be reasonably likely to prevent the parties from obtaining any Buyer Approval or Seller Approval in a timely manner or which would prevent any Governmental Entity from consenting to the transactions contemplated by this Agreement in a timely manner.
          6. Acquisition of Shares for Investment; Ability to Evaluate and Bear Risk. Buyer is acquiring the Shares for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling such Shares. Buyer agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933 (the “Securities Act”), and any applicable state or foreign securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws.
a.	Buyer (i) is able to bear the economic risk of holding the Shares for an indefinite period, (ii) can afford to suffer the complete loss of its investment in the Shares, and (iii) has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in the Shares.
          7. Disclaimer of Other Representations and Warranties. Buyer acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) Seller does not make, and has not made, any representations or warranties relating to itself or any of its Affiliates or otherwise in connection with the transactions contemplated hereby and Buyer is not relying on any representation or warranty except for those expressly set forth in this Agreement, and (b) no Person has been authorized by the Seller to make any representation or warranty relating to itself or any of its Affiliates or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Buyer as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Buyer or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article II of this Agreement.
  IV. COVENANTS AND AGREEMENTS
          1. Conduct of Business. From and after the date hereof and prior to the Closing Date or the date, if any, on which this Agreement is earlier terminated pursuant to Section 6.1, and except (i) as may be required by Law (provided that any party availing itself of such exception must first consult with the other party), (ii) as may be agreed in writing by Seller and Buyer after seeking consent from the other party (which consent shall not be unreasonably withheld), (iii) as set forth on Section 4.1 of the Seller Disclosure Schedule, or (iv) as expressly provided by this Agreement:
a.	Seller covenants and agrees with Buyer that the business of the Related Entities shall be conducted only in, and such entities shall not take any action except in, the ordinary course of business consistent with past practices (including with respect to advertising, promotions, sales efforts, handset subsidies, pricing and rate plans, commissions paid to agents and dealers, commissions paid to the internal sales force, capital expenditures and inventory levels); and Seller for itself and on behalf of the Related Entities agrees to use its reasonable best efforts to (i) preserve substantially intact the business organizations and goodwill of the Related Entities, (ii) to keep available the services of those of any Related Entity’s present employees and consultants who are integral to the operation of its business as presently conducted and (iii) to preserve its present relationship with customers, suppliers, Governmental Entities, distributors, creditors, lessors, employees and other Persons with whom any Related Entity has significant business relations; provided, however, that no action by Seller or the Related Entities with respect to matters specifically addressed by any other provision of this Section 4.1 shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. In addition, Seller shall, and shall cause each of the Related Entities to (A) consistent with past practices, maintain its assets and properties in good repair and good working order and condition, ordinary wear and tear excepted, (B) keep in full force and effect, without amendment or modification, all material rights relating to the businesses of the Related Entities, except when such failure to keep in full force and effect would not have or reasonably be expected to have a Material Adverse Effect; (C) comply in all material respects with all Material Contracts and all Applicable Licenses; (D) comply with all Laws and orders or decrees of Governmental Entities applicable to the business of any Related Entity, except where failure to so comply would not have or reasonably be expected to have a Material Adverse Effect, (E) pay and discharge promptly as they become due and payable all Taxes imposed upon it and the Related Entities or its or their income or upon any of its or their property or assets, as well as all lawful claims of any kind which, if unpaid, might by Law become a Lien upon its or their property, except any such Taxes or claims that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established by any of the Related Entities; (F) consistent with past practice, continue in full force and effect the insurance coverage under the Related Entities’ existing policies or substantially equivalent policies; and (G) execute, on a pro rata basis, from June 1, 2006 through the Closing, not less than 95% of their capital expenditures and advertising plans as set forth in Section 4.1(a)(G) of the Seller Disclosure Schedule.

b.	Seller agrees, on behalf of itself as it relates to the Related Entities or their businesses, and on behalf of the Related Entities, that between the date hereof and the Closing Date, Seller:
i.	shall not permit any of the Related Entities to split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

ii.	except as required pursuant to existing written agreements or employee benefit plans in effect prior to the execution of this Agreement, all of which are described in Sections 2.7(a) and 2.13 of the Seller Disclosure Schedule, or as otherwise required by Law, shall not permit any of the Related Entities to (A) other than in the ordinary course of business consistent with past practices, increase the compensation, severance or other benefits payable or to become payable to its directors, officers or employees, former employees, or individual consultants, (B) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement (including any Applicable

Benefit Plan) for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except, in each case, that would not result in a material increase in the cost of maintaining such collective bargaining agreement, plan, trust, fund, policy or arrangement or (C) grant any severance or termination pay to, or enter into any severance agreement with, any employee of any Related Entity or enter into any employment agreements (other than to replace employees no longer employed by AACR-DR) with any director, officer or employee of any Related Entity which provide for annual benefits in excess of U.S. $50,000 in the aggregate.

iii.	shall not permit any of the Related Entities to enter into or make any loans or advances to any of its officers, directors, employees, Affiliates, agents or consultants (other than car loans in the ordinary course of business consistent with past practice) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons, except as required by the terms of any Applicable Benefit Plan;

iv.	shall not permit any of the Related Entities to settle any material actions, suits, inquiries, investigations or proceedings which would have, or would be reasonably likely to have, any adverse impact or impose any material restrictions upon any Related Entity or its businesses, activities, or properties or the operations thereof, other than (x) the Scheduled Item (as defined in Section 8.2(a)), so long as the settlement thereof does not have an adverse effect on Buyer, any Related Entity, any of their respective affiliates or the operation of the business of Buyer, any Related Entity or any of their respective Affiliates, in each case, after Closing, or otherwise result in any post-Closing Liabilities for which Buyer or any Related Entity shall be liable, and (y) employment-related claims settled in the ordinary course of business consistent with past practices;

v.	shall not permit any of the Related Entities to make or change any election (other than the Tax Elections to be made pursuant to Section 4.15), change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of materially increasing the Tax Liability of any Related Entity or materially decreasing any Tax attribute of any Related Entity, in each case as existing on the Closing Date;

vi.	shall not permit any of the Related Entities to engage in any business other than the business of marketing, selling and providing telecommunications products and services (including voice, data, television, radio, internet and similar products and services) and ancillary products and services in connection therewith;

vii.	shall not permit any of the Related Entities to create or suffer to exist any Lien upon or against any of its property or assets now owned or hereafter acquired;

viii.	shall not permit any of the Related Entities to merge or consolidate or combine with, or purchase substantially all of the assets of, or otherwise acquire, any business, Person or division thereof, or authorize, propose or announce an intention to authorize or propose, or enter into agreements with respect to, any such mergers, consolidations, business combinations, purchases or acquisitions;

ix.	shall not permit any of the Related Entities to adopt or permit any amendment, supplement, waiver or modification to or of any of its organizational documents;

x.	shall not permit any of the Related Entities to make any loans (other than car loans to employees in the ordinary course of business consistent with past practice), advances or capital contributions to, or investments in, any other Person other than by one Wholly Owned (as defined below) Related Entity to or in another Wholly Owned Related Entity;

xi.	other than in the ordinary course of business consistent with past practice, shall not permit any of the Related Entities to sell, lease, license, transfer, assign, exchange, swap or otherwise dispose of any assets, except (A) for sales, leases, licenses, transfers, assignments, mortgages or encumbrances of obsolete assets and (B) pursuant to Material Contracts;

xii.	other than in the ordinary course of business consistent with past practice, shall not permit any of the Related Entities to modify, amend, terminate or waive any material rights under any Material Contract, or fail to use commercially reasonable efforts to renew any Material Contract on commercially reasonable terms, except as required by Law or any Governmental Entity;

xiii.	shall not permit any of the Related Entities to enter into any contract, agreement or understanding that would have been a Material Contract had it been entered into prior to the date hereof; other than (A) in the ordinary course of business consistent with past practice and (B) such contract, agreement or understanding either (i) is a Cell Site Lease, (ii) involves the purchase of inventory, (iii) requires payments by Buyer or any Related Entity after the Closing , when aggregated with all other payments required to be made by Buyer and the Related Entities after the Closing under other contracts, agreements and understandings entered into by the Related Entities after the date of this Agreement, of not greater than $1,000,000, or (iv) is terminable by Buyer or a Related Entity by notice of not more than 30 days without payment or penalty; provided that a Material Contract of a type contemplated by clauses (i), (ii), (vi), (vii), (viii), (ix), (x), (xi), (xiii) and (xv) shall not be deemed to be within the ordinary course of business for this purpose; and

xiv.	shall not permit any of the Related Entities to agree, in writing or otherwise, to take any of the foregoing actions.
c.	Except in respect of any mergers, consolidations or business combinations in the ordinary course of business among Buyer’s wholly owned Subsidiaries, Buyer agrees with Seller, on behalf of itself and its Subsidiaries, that between the date hereof and the Closing Date, Buyer shall not, and shall not permit any of its Subsidiaries to, authorize, propose or announce an intention to authorize or propose, or enter into agreements with respect to any mergers, consolidations or business combinations or acquisitions of assets or securities or take any other action which would reasonably be expected to have the legal or practical effect of delaying or preventing, or reducing the likelihood of consummation of the Purchase or the obtaining of any regulatory or other consent or approval contemplated hereby; provided, that Buyer shall inform Seller prior to entering into a definitive agreement relating to any material acquisition.

d.	From the last day of the last full calendar month prior to the Closing Date through the Closing Date, Seller shall not permit the Company to declare, set aside, make or pay dividends or distributions on, or redeem, repurchase, acquire or issue, or authorize any such actions with respect to, any Shares or any warrants, options or rights of any kind to acquire any Shares.

e.	As used in this Agreement, “Wholly Owned” means, with respect to any Subsidiary of any Person, 100% of the outstanding equity interests of such Subsidiary is owned, directly or indirectly, by such Person.
          2. Investigation. Seller shall cause the Related Entities to afford to Buyer and to its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours, throughout the period prior to the earlier of the Closing or the date, if any, on which this Agreement is earlier terminated pursuant to Section 6.1, to the Related Entities’ properties, contracts, commitments, office, personnel, accountants, counsel and other representatives, books and records and shall use all reasonable efforts to cause the Related Entities’ Representatives to furnish promptly to Buyer or its Representatives such additional financial and operating data and other information as to the Related Entities’ respective businesses and properties as Buyer or its Representatives may from time to time reasonably request, except that nothing herein shall require Seller or any of the Related Entities to disclose any information to the other that would cause a violation of any agreement to which the disclosing party is a party, or would constitute a violation of applicable Laws. Buyer hereby agrees that it will treat any such information in accordance with the Confidentiality Agreement, dated as of January 19, 2006 between Centennial Communications Corp. (“Parent”) and Buyer (the “Confidentiality Agreement”).
          3. No Solicitation. Seller agrees that neither it nor any of its Affiliates shall, and that it shall cause its and their respective Representatives not to, directly or indirectly (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Alternative Proposal (as defined below), (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information with respect to, any Alternative Proposal or in response to any inquiries or proposals that would reasonably be expected to lead to any Alternative Proposal, (iii) engage in discussions with any Person with respect to any Alternative Proposal, except to notify such Person as to the existence of the provisions of this Section 4.3, (iv) approve, endorse or recommend any Alternative Proposal or (v) enter into any letter of intent or similar document or any agreement or commitment providing for, any Alternative Proposal. Seller shall immediately terminate, and shall cause its Affiliates and its and their Representatives to immediately terminate, all discussions or negotiations, if any, that are ongoing as of the date hereof with respect to an Alternative Proposal. As used in this Agreement, “Alternative Proposal” shall mean any proposal or offer made by any Person (other than a proposal or offer by Buyer, any of its Subsidiaries or its or their Affiliates or associates) for the direct or indirect acquisition by any Person of (A) five percent (5%) or more of the assets of any Related Entity, individually or in the aggregate, or (B) any capital stock of the Company or any Related Subsidiary Shares of any Related Subsidiary.
          4. Employee Benefits. For a period of one year following the Closing Date, Buyer shall provide to the current and former employees of any Related Entity (the “Applicable Employees”) welfare, compensation and employee benefits plans, programs and arrangements (it being understood that discretionary equity and equity based awards will remain discretionary) that are not less favorable, in the aggregate, than those provided to Applicable Employees immediately before the Closing Date; it being understood that nothing contained herein shall preclude Buyer from changing or terminating any existing plan, program or arrangement pursuant to its terms, so long as Buyer complies with the provisions of this sentence. Following such one year period, Applicable Employees will receive compensation and benefits pursuant to the welfare, compensation and employee benefit plans, programs and arrangements of such plans as determined by Buyer.
a.	For purposes of vesting, eligibility to participate and level of benefits (but not benefit accrual under pension or similar plans) under the employee benefit plans of Buyer and its Subsidiaries providing benefits to any Applicable Employees after the Closing Date (the “New Plans”), each Applicable Employee shall be credited with his or her years of service with the Related Entities before the Closing Date, to the same extent as such Applicable Employee was entitled, before the Closing Date, to credit for such service under any similar Applicable Benefit Plan in which such Applicable Employee participated or was eligible to participate immediately prior to the Closing Date, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or for newly established plans and programs for which prior service of Applicable Employees is not taken into account. In addition, and without limiting the generality of the foregoing: (i) each Applicable Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to the

Applicable Benefit Plan or compensation arrangement or agreements in which such Applicable Employee participated immediately before the consummation of the Purchase (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Applicable Employee, Buyer shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Related Entities in which such employee participated immediately prior to the Closing Date and Buyer shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
          5. Notification of Certain Matters. Seller shall give prompt notice to Buyer, and Buyer shall give prompt notice to Seller, of (a) the occurrence of any event known to it which would reasonably be expected to, individually in the aggregate, (i) in the case of the Seller, have a Material Adverse Effect, or, in the case of Buyer or Seller, significantly impair or delay the consummation of the transactions contemplated hereby, (ii) result in a breach of any of the representations or warranties set forth in Articles II and III, as applicable, or (iii) cause any condition set forth in Article V to be unsatisfied at any time prior to the Closing Date; (b) any action, suit, proceeding, inquiry or investigation pending (or, to the Knowledge of Seller, threatened) that questions or challenges the validity of this Agreement; or (c) any notice of any termination, alteration, breach or default under any Material Contract; provided, however, that the delivery of any notice pursuant to this Section 4.5 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice nor shall the party giving such notice be prejudiced with respect to any such matters solely by virtue of having given such notice. Notwithstanding anything in this Section 4.5 to the contrary, a breach of this Section 4.5 shall not be considered for purposes of determining the satisfaction of the closing conditions set forth in Article V or give rise to a right of termination under Article VI if the underlying breach or breaches with respect to which the other party failed to give notice would not result in the failure of the closing conditions set forth in Article V or would not result in the ability of such non-breaching party to terminate this Agreement under Article VI, as the case may be.

          6. Filings; Other Action. Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use reasonable best efforts (subject to, and in accordance with, applicable Law), including senior management participation, to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Purchase and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or non actions, waivers, consents and approvals, including, with respect to Seller, the Seller Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties (including, without limitation, the consents listed on Section 5.3(f) of the Seller Disclosure Schedule and any consents, approvals or waivers required under all agreements listed on Sections 2.13 and 2.16 of the Seller Disclosure Schedule), (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.
a.	Subject to the terms and conditions herein provided and without limiting the foregoing, Seller and Buyer shall (i) use reasonable best efforts to make the respective filings within fifteen (15) days of the date hereof and thereafter make any other required submissions under General Telecom Law No. 153-98, (ii) use reasonable best efforts to file applications required to be filed with Indotel to effect the transfer of control of the Applicable Licenses within fifteen (15) days of the date hereof and respond as promptly as practicable to any additional requests for information received from Indotel by any party to such applications, (iii) use reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iv) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including, taking all such further action as reasonably may be necessary to resolve such objections, if any, as competition authorities of any nation or other jurisdiction or any other Person may assert under relevant antitrust or competition laws with respect to the transactions contemplated hereby; and (v) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated thereby.

b.	In furtherance and not in limitation of the covenants of the parties contained in this Section 4.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law (as defined below), each of Seller and Buyer shall cooperate in all respects with each other and use reasonable best efforts to contest, resist and resolve any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. If any objections are asserted with respect to the transactions contemplated hereby under any Regulatory Law (as defined below) or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Regulatory Law, each of Seller and Buyer shall use reasonable best efforts to resolve any such objections or challenges as such Governmental Entity or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated hereby. For the avoidance of doubt, for purposes of this Section 4.6, “reasonable best efforts” shall include (i) defending through litigation on the merits, including appeals, any claim asserted in any court or other proceeding by any party, (ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of Buyer (including its Subsidiaries) or the Related Entities, including entering into customary ancillary agreements on commercially reasonable terms relating to any such sale, divestiture or disposition of such assets or businesses, or (iii) agreeing to take any other action as may be required by a Governmental Entity in order (x) to obtain all necessary consents, approvals and authorizations as soon as reasonably possible, (y) to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, or (z) to effect the expiration or termination of any waiting period, which would otherwise have the effect of preventing or delaying the Closing beyond the Termination Date (as defined in Section 6.1(b)). For purposes of this Agreement, “Regulatory Law” means all statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to regulate telecommunications businesses or to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition, whether in the communications industry or otherwise, through merger or acquisition.

c.	Notwithstanding the foregoing or anything contained in this Agreement to the contrary, in no event shall Buyer be required to, or shall Seller be permitted to (i) agree to any divestiture of any business, assets or products lines of Buyer, any of its Subsidiaries or any Related Entity in order to (A) obtain any approval under any Law or (B) comply with any requirements of a Governmental Entity in satisfaction of subclauses (x), (y) or (z) of Section 4.6(c) above or (ii) take any actions that, individually or in the aggregate, would reasonably be expected to cause a material adverse effect on Buyer or any of its Subsidiaries or any of their respective businesses after giving effect to the transactions contemplated hereby.

d.	Notwithstanding any provision to the contrary contained in the Carrier Services Agreement, dated as of November 10, 2006, after the Closing, the parties agree to meet to discuss entering into a new CDMA Roaming Agreement (the “New Roaming Agreement”) on terms to be mutually agreed upon by the parties in good faith. The New Roaming Agreement will take effect on the one-year anniversary of the Closing Date. Prior to Closing, the Carrier Services Agreement, dated as of November 10, 2006, shall be amended in the form attached as Exhibit C hereto.
          7. Public Announcements. Seller and Buyer will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except (a) as may be required by Law or by obligations pursuant to any listing agreement with The Nasdaq Stock Market or any national securities exchange, (b) Seller may disclose information about this Agreement and the transactions contemplated herein in the ordinary course in connection with the investor relations practices of Parent and its Affiliates or (c) Buyer and the Related Entities may disclose information about this Agreement and the transactions contemplated hereby to Buyer’s investors and prospective financing sources. Seller and Buyer agree to issue a mutually agreed upon press release announcing this Agreement upon execution of this Agreement or immediately thereafter.
          8. Financial Statements. Between the date hereof and the Closing Date, Seller shall deliver to Buyer, as and when available, copies of all monthly financial statements and reports related to AACR-DR that are prepared by the Seller or the Related Entities between the date hereof and the Closing Date in the ordinary course of business consistent with past practice.
          9. Debt Release; Indebtedness. Seller shall take all actions as may be necessary so that the Related Entities and any Liens on the Shares and the Related Subsidiary Shares are released from any and all obligations under Parent’s outstanding indebtedness, including Parent’s senior credit facility. At the Closing, no Related Entity shall have any Liabilities for Indebtedness for Borrowed Money.
          10. Maintenance of Books and Records. Each of the parties hereto shall preserve, until at least the third anniversary of the Closing Date, all pre-Closing Date records possessed or to be possessed by such party relating to the Related Entities, except with respect to Tax records (which shall be governed by Article VII). After the Closing Date and up until at least the fifth anniversary of the Closing Date, upon any reasonable request from a party hereto or its Representatives, the party holding such records shall (a) provide to the requesting party or its representatives reasonable access to such records during normal business hours and (b) permit the requesting party or its representatives to make copies of such records, in each case at no cost to the requesting party or its representatives (other than for reasonable out-of-pocket expenses). Such records may be sought under this Section 4.10 for any reasonable purpose, including to the extent reasonably required in connection with the audit, accounting, litigation, federal securities disclosure or other similar needs of the party seeking such records.
a.	From and after the Closing, the parties shall use reasonable efforts to make available to each other, upon written request, their respective Representatives for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any action, suit, inquiry, investigation or proceeding in which the requesting party may from time to time be involved relating to the Related Entities or the conduct of Parent’s (and its Subsidiaries’) business as such business was conducted prior to the Closing. Except as otherwise agreed between the parties, Seller and Buyer agree to reimburse each other for reasonable out-of-pocket expenses incurred by the other in connection with providing individuals and witnesses pursuant to this Section 4.10(b). In addition, after the Closing, Buyer (i) shall take no action with respect to the Scheduled Item without the prior written consent of the Seller and (ii) shall cause the Related Entities to provide assistance to the Seller and its Affiliates with respect to the Scheduled Item in a manner substantially consistent with the assistance provided prior to the Closing; provided, that Seller shall reimburse Buyer and the Related Entities for reasonable out-of-pocket expenses in connection with such assistance.

b.	After the Closing, (i) Seller shall hold, and shall cause its Representatives to hold, in strict confidence, all information relating to any Related Entity and (ii) Buyer shall hold, and shall cause its Representatives to hold, in strict confidence, all information relating to Seller (in each case except to the extent such information can be shown to have been (A) available to such party on a non-confidential basis prior to its disclosure by the other party, (B) in the public domain through no fault of such party, (C) required to be disclosed by judicial or administrative process or, in the opinion of legal counsel, by other requirements of Law, (D) later lawfully acquired from other sources by the party to which it was furnished, or (E) independently developed by such party without reference to information provided by the other party), and neither party shall release or disclose such information to any other Person, except its auditors, attorneys, financial advisors, bankers and other consultants and advisors who shall be bound by the provisions of this Section 4.10(c).

c.	Buyer agrees that Buyer will maintain, preserve and assert all privileges, including privileges arising under or relating to the attorney-client relationship (which shall include the attorney-client and work product privileges), that relate directly or indirectly to the Scheduled Item (“Privilege”). Buyer shall not waive any Privilege that could be asserted under applicable Law without prior written consent of Seller or its Affiliates. The rights and obligations created by this Section 4.10(d) shall apply to all information as to which, but for the Closing, Seller or its Affiliates would have been entitled to assert or did assert the protection of a Privilege.
          11. Transition Services Agreement. On the Closing Date, the parties shall execute (and/or cause their respective Subsidiaries to execute) a transition services agreement (a “Transition Services Agreement”) in the form attached as Exhibit A to this Agreement. Prior to the

Closing, Buyer shall inform Seller as to whether Buyer desires to reduce the scope of any services to be provided to the Related Entities under the Transition Services Agreement. To the extent Buyer desires such a reduction in services, Buyer and Seller agree to negotiate in good faith an adjustment to the fees payable under the Transition Services Agreement as a result of such reduction in services.
          12. Parent’s Trademarks and Logos; Transitional Trademark License. Subject to Section 4.12(b), it is expressly agreed that (i) Buyer is not purchasing, acquiring or otherwise obtaining, and the Related Entities will not be entitled to retain following the Closing, any right, title or interest in any trade names, trademarks, identifying logos or service marks employing the word “Centennial” or any part or variation of such word or anything confusingly similar thereto (collectively, the “Seller Trademarks and Logos”) and (ii) the Related Entities, Buyer and their respective Affiliates shall not make any use of any Seller Trademarks and Logos from and after the Closing.
a.	Following the Closing, Buyer shall cause each of the Related Entities to, as soon as practicable, but in no event later than 120 days following the Closing Date, cease to (a) make any use of any Seller Trademarks and Logos, and (b) not hold itself out as having any affiliation with the Seller or its Affiliates (other than the Related Entities). In furtherance thereof, as soon as practicable but in no event later than 120 days following the Closing Date, Buyer shall cause each of the Related Entities to remove, strike over or otherwise obliterate all Seller Trademarks and Logos from all assets and other materials obtained by the Buyer as part of the transactions contemplated herein, including any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems. In connection with any use by the Related Entities of any Seller Trademarks and Logos during the interim 120 day period, Seller agrees that the Seller Trademarks and Logos indicate to the public that the services bearing the Seller Trademarks and Logos are of commercially consistent, high quality standards, and Buyer and the Related Entities shall maintain such a consistent level of quality, which level of quality shall not be inferior to the level of quality established by the services provided by Seller and its Affiliates immediately prior to the Closing. Buyer shall cause each of the Related Entities not to use any of the Seller Trademarks and Logos in a way which reflects negatively on Seller or any of its Affiliates in respect of their remaining businesses or the Seller Trademarks and Logos. Notwithstanding anything in this Section 4.12 to the contrary, Seller may revoke any right to use the Seller Trademarks and Logos pursuant to this Section 4.12(b) upon a breach by Buyer or any Related Entity of any of the provisions of this Section 4.12(b) in the event that Buyer or the Related Entities fail to cure such breach within 10 days of receiving notice of such alleged breach from Seller.
          13. Control of Operations. Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the Related Entities’ operations prior to Closing. Prior to Closing, and subject to the restrictions agreed to by Seller pursuant to this Agreement and any Related Agreements, Seller shall exercise, consistent with and subject to the terms and conditions of this Agreement, complete control and supervision over the operations of the Related Entities.
          14. Non-compete; Non-Solicitation. As a further consideration for Buyer entering into this Agreement, each of Parent and Seller hereby covenants to Buyer that it will not and it will cause its respective Subsidiaries (collectively, the “Restricted Entities”), not to, either as principal, shareholder, member, partner, agent, employee, director, lender, consultant or in any other capacity whatsoever, either directly or indirectly, take any of the following actions during the Restricted Period (as defined below):
i.	engage in the business of marketing, selling and providing telecommunications products and services (including voice, data, internet and similar products and services) and ancillary products and services in connection therewith, in, on or with respect to the island of Hispaniola; or

ii.	either directly or indirectly hire, solicit, recruit or engage the services of any Person who, as of the date immediately prior to Closing, is employed by a Related Entity (or who had been employed by a Related Entity within six months prior to the Closing); provided, however, that this Section 4.14(a)(ii) shall not prohibit (A) generalized solicitations by advertising and the like that are not directed to such employees of the Related Entities; (B) solicitations or hires of any employee of a Related Entity whose employment was terminated by a Related Entity or its affiliates; or (C) solicitations or hires of employees of a Related Entity who have terminated their employment with a Related Entity or its Affiliates without any prior solicitation (which would otherwise violate this Section 4.14(a)(ii) by a Seller or any Affiliate thereof; provided, that, this clause (ii) shall not prevent Seller or its Affiliates from hiring, soliciting, recruiting or engaging any Person employed by a

Related Entity or Buyer in connection with providing call center services to Seller or its Affiliates after such Person’s employment has been terminated by any such Related Entity or Buyer.
b.	The benefit of each of the covenants set forth in paragraph (a) above shall be deemed to be separate and severable and enforceable by Buyer. In the event of any covenant contained in this Section 4.14 being held to be unreasonable or invalid by reason of the area, duration, type or scope of restriction contained therein and if by deleting part of the wording or substituting a different geographical limit or a shorter period of time or a more restricted range of activities it would not be unreasonable or invalid, each party agrees that said covenant shall be amended by the substitution of such next less extensive limit or period or activity or by such deletions as are required to render it valid and enforceable.

c.	Notwithstanding anything in this Agreement to the contrary, this Section 4.14 shall not in any way limit the activities of any of Parent’s stockholders or directors or any of their respective Affiliates (other than Parent or any of its Subsidiaries) in their businesses.

d.	For the purposes of this Agreement the “Restricted Period” means the period commencing on the Closing Date hereof and ending on the two year anniversary of the Closing Date.

e.	Nothing in this Agreement shall restrict the Puerto Rico operations of Parent and its Affiliates from providing telecommunications services (other than wireless services) to Persons in the Dominican Republic provided that such Puerto Rico operations are also providing telecommunications services to such Person (or its Affiliates) in Puerto Rico.
          15. Damaged Property. If any material asset or property of the Company or any other Related Entity is damaged or destroyed in connection with a fire, storm, accident or any other casualty or a natural disaster or any other national emergency, then Seller shall use commercially reasonable efforts, or shall cause Company or such other Related Entity to use commercially reasonable efforts to promptly repair the damage or otherwise replace the destroyed asset or property.
          16. Tax Election and Tax Treatment of Sale. Seller shall deliver to Buyer at Closing an Internal Revenue Service Form 8832, Entity Classification Election, or successor form (“Form 8832”) for each of the Related

Entities, prepared as specified in Section 4.16 of the Seller Disclosure Schedule. Each Form 8832 shall be completed by Buyer as specified in Section 4.16 of the Seller Disclosure Schedule and shall be filed by Buyer with the Internal Revenue Service, and a copy of each Form 8832 as so filed shall be delivered by Buyer to Seller. Seller shall treat the sale of the Shares as a sale of the assets of each of the Related Entities for all U.S. federal income tax purposes and for all state tax purposes in those states that follow the U.S. federal income tax treatment of the sale.
          17. Renewal of Certain Agreements. Seller shall, or shall cause the Related Entities to use commercially reasonable efforts to renew on commercially reasonable terms (a) any Cell Site Lease and (b) certain of the agreements set forth in Section 2.16 of the Seller Disclosure Schedule to be specified by Buyer in each case that by its terms expires between the date hereof and the Closing Date.
          18. Insurance. After the Closing, at Buyer’s request, Parent and Seller shall make and pursue in a reasonable manner consistent with past practices claims under any insurance policies currently in place relating to the assets, business, operations, employees, officers and directors of the Related Entities for any events which occur prior to Closing, and to the extent they receive proceeds from such claims after Closing, Parent and Seller shall promptly transfer such proceeds to Buyer. In addition, at Buyer’s request, Parent and Seller shall cooperate with Buyer and use reasonable best efforts to further pursue any such claims under any such insurance policies (subject to reimbursement by Buyer of any reasonable out of pocket expenses of Parent, Seller or their respective Affiliates incurred as a result of such further pursuit), and, to the extent they receive proceeds from such claims after the Closing, Parent and Seller shall promptly transfer such proceeds to Buyer.
          19. Financing. Trilogy International Partners LLC shall use reasonable efforts to obtain, as of the Closing (which the parties expect will occur within 90 days of the date hereof), financing (debt and/or equity, as applicable) on terms reasonably acceptable to Buyer, in an amount at least equal to the Initial Purchase Price plus all of its (and its Affiliates’) expenses in connection with the transactions contemplated herein. Buyer shall keep Seller reasonably informed as to the status of its efforts to obtain the foregoing financing, including providing Seller with copies of any commitment letters or other definitive agreements relating to the financing; provided, that Trilogy International Partners LLC shall not be required to obtain a guaranty from its equityholders or any other Person (other than its Subsidiaries and the Related Entities, unless prohibited by contractual agreement) or raise any additional equity.

  V. CONDITIONS TO THE SHARE PURCHASE
          1. Conditions to Each Party’s Obligation to Effect the Purchase. The respective obligations of each party to effect the Purchase shall be subject to the fulfillment (or waiver by all parties) at or prior to the Closing of the following conditions:
a.	No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or Governmental Entity which prohibits the consummation of the Purchase, and shall continue to be in effect.

b.	Any Seller Approvals and Buyer Approvals required to be obtained for the consummation, as of the Closing, of the transactions contemplated by this Agreement, other than any Seller Approvals and Buyer Approvals which the failure to obtain would not have and would not reasonably be expected to have a Material Adverse Effect, shall have been obtained.
          2. Conditions to Obligation of Seller to Effect the Purchase. The obligation of Seller to effect the Purchase is further subject to the fulfillment of the following conditions:
a.	Each of the representations and warranties of Buyer contained herein shall be true and correct as of the Closing Date with the same effect as though made on and as of the Closing Date except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as of the Closing Date and (iii) where any such failure of the representations and warranties in the aggregate to be true and correct would not reasonably be expected to significantly impair or delay the consummation of the transactions contemplated hereby;

b.	Buyer shall have performed and complied in all material respects with all of its obligations required by this Agreement to be performed or complied with by it at or prior to the Closing;

c.	Buyer shall have delivered to Seller a certificate, dated the Closing Date and signed by an executive officer of Buyer certifying to the effect that the conditions set forth in Section 5.2(a) and Section 5.2(b) have been satisfied;

d.	Seller shall have received an amount equal to the Initial Purchase Price in accordance with Section 1.5(a); and

e.	Seller shall have received the Transition Services Agreement duly executed by Buyer.
          3. Conditions to Obligation of Buyer to Effect the Purchase. The obligation of Buyer to effect the Purchase is further subject to the fulfillment of the following conditions:
a.	Each of the representations and warranties of Seller contained in this Agreement shall be true and correct as of the Closing Date with the same effect as though made on and as of the Closing Date except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as of the Closing Date and (iii) where the failure to be so true and correct (without regard to any Material Adverse Effect or materiality qualifications set forth in any such representation or warranty) would not have or would not reasonably be expected to have a Material Adverse Effect; provided, however, that the condition that the representations and warranties set forth in Sections 2.1, 2.2, 2.3(a) and 2.15 shall be true and correct as of the Closing Date shall not be subject to the exception set forth in clause (iii) above.

b.	Seller shall have performed and complied in all material respects with all of its obligations required by this Agreement to be performed or complied with by it at or prior to the Closing Date;

c.	Seller shall have delivered to Buyer a certificate, dated the Closing Date and signed by a director, an executive officer of the Company certifying to the effect that the conditions set forth in Section 5.3(a) and Section 5.3(b) have been satisfied;

d.	Since the date of this Agreement, there shall have been no Material Adverse Effect and there shall have been no states of facts, events, circumstances, developments, changes or effects that would reasonably be expected to have a Material Adverse Effect;

e.	Lenders (or equity investors, as applicable) shall be ready, willing and able at the Closing to lend (or invest, as applicable) to the Buyer the funds sufficient to pay the Initial Purchase Price on terms reasonably acceptable to Buyer; provided, however, that the Buyer shall not be entitled to rely on the failure of this condition to be satisfied if this condition is not satisfied as a result of a failure of Buyer or Trilogy International Partners LLC to comply with Section 4.19;

f.	Each of the consents identified in Section 5.3(f) of the Seller Disclosure Schedule hereto shall have been obtained and shall be in full force and effect without requirement for payment by Buyer or any Related Entity of any amounts after Closing (other than immaterial amounts) and without any condition or amendment (other than conditions or amendments that would not be material to receiving the service under the relevant agreement);

g.	Buyer shall have received the Transition Services Agreement duly executed by Seller; and

h.	Buyer shall have received the documents to be delivered to it by Seller under Section 1.6.
          4. Frustration of Closing Conditions. None of Seller or Buyer may rely on the failure of any condition set forth in Section 5.1, Section 5.2, and Section 5.3, as the case may be, to be satisfied if such failure was caused by such party’s (or any of its Affiliates) failure to act in good faith or use its reasonable best efforts to consummate the Purchase and the other transactions contemplated by this Agreement.
  VI. TERMINATION
          1. Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Closing Date:
a.	by the mutual written consent of Seller and Buyer;

b.	by Seller or Buyer if (i) the Closing shall not have occurred on or before the six month anniversary of the date hereof (the “Termination Date”) and (ii) the party seeking to terminate this Agreement pursuant to this Section 6.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Purchase on or before such date, except that if, as of the Termination Date, all conditions set forth in Section 5.1, Section 5.2 and Section 5.3 of this Agreement have been satisfied or waived (other than those that are satisfied by action taken at the Closing) other than the conditions set forth in or Section 5.1(b), then either Seller or Buyer may extend the Termination Date to the nine month anniversary of the date hereof, by providing notice to the other party on or before the Termination Date;

c.	by either Seller or Buyer if an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Purchase and such order, decree, ruling or injunction shall have become final and non-appealable and the party seeking to terminate this Agreement pursuant to this Section 6.1(c) shall have used all reasonable best efforts to remove such injunction, order, decree or ruling;

d.	by Seller, if Buyer shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 5.1 or Section 5.2 and (ii) cannot be cured by the Termination Date, provided that Seller shall have given Buyer notice, delivered at least forty-five (45) days prior to such termination, stating Seller’s intention to terminate this Agreement pursuant to this Section 6.1(d) and the basis for such termination;

e.	by Seller or Buyer, if the Closing shall not have occurred by reason of the condition set forth in Section 5.3(e) not having been satisfied;

f.	by Buyer, if Seller shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 5.1 or Section 5.3 and (ii) cannot be cured by the Termination Date, provided that Buyer shall have given Seller notice, delivered at least forty-five (45) days prior to such termination, stating Buyer’s intention to terminate the Agreement pursuant to this Section 6.1(f) and the basis for such termination; and

g.	by Buyer or Seller, if (i) the Average Two-Month Revenue (as defined in Section 1.2 of the Seller Disclosure Schedule) set forth on the Closing Certificate is less than U.S. $3,600,000 and (ii) the total number of wireless subscribers reported by AACR-DR (calculated in accordance with the same principles, procedures, policies and methods historically used by AACR-DR) at the end of the calendar month prior to the Closing for which such subscriber information is available is less than 350,000; it being agreed by Seller that such total number of wireless subscribers for any calendar month shall be available no later than the 15th day of the next calendar month.

h.	In the event of termination of this Agreement pursuant to this Section 6.1, this Agreement shall terminate (except for the provisions of Article IX)) and there shall be no other Liability on the part of Seller or Buyer (and its respective Affiliates) to the other (and its respective Affiliates), except Liability arising out of a breach of this Agreement in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity (provided, that in the case of a termination pursuant to Section 6.1(e), Seller’s sole remedy shall be to receive payment of the Termination Fee pursuant to Section 6.2 and upon receipt by Seller of $9.0 million pursuant to Section 6.2, there shall be no other Liability on the part of Seller or Buyer (and their respective Affiliates) other than pursuant to the Confidentiality Agreement as set forth in this Section 6.1(h)). In the event of such termination, the Confidentiality Agreement shall remain in full force and effect (to the extent not previously terminated) and shall only terminate pursuant to the terms and conditions set forth therein, and the parties shall be entitled to all rights and remedies specified therein.
          2. Termination Fee. Notwithstanding any provision in this Agreement to the contrary if this Agreement is terminated by Buyer or Seller pursuant to Section 6.1(e), then Trilogy International Partners LLC shall pay to Seller a fee equal to $9.0 million in immediately available funds by wire transfer within two Business Days of such termination of this Agreement (so long as Seller shall not have breached in any material respects its obligations under this Agreement, which breach cannot be cured by the Termination Date (as may be extended in Section 6.1(b)), provided that Buyer shall have given Seller at least 10 days’ prior notice of such breach prior to termination pursuant to Section 6.1(e)).
          3. Amendment or Supplement. This Agreement may be amended or supplemented in writing by Seller and Buyer with respect to any of the terms contained in this Agreement.
  VII. TAX MATTERS
          1. Allocation of Taxes. After the Closing, Seller shall be responsible for, and shall indemnify and hold Buyer and its Affiliates harmless against any Taxes (other than Taxes which have been taken into account in the Final Net Working Capital and Buyer’s shares of the Taxes addressed in Section 7.6) imposed on any of the Related Entities for any taxable period that ends on or prior to the Closing Date (each such period, a “Pre-Closing Period”) and, with respect to any taxable period beginning on or before and ending after the Closing Date (a “Straddle Period”), the portion of such Straddle Period deemed to end on the Closing Date (the “Pre-Closing Portion”) (determined pursuant to Section 7.1(b)).
a.	In the case of any Straddle Period, the parties hereto shall, to the extent permitted under applicable Law, elect with the relevant Tax Authority for all Tax purposes to treat the Closing Date as the last day of the taxable period of each of the Related Entities. Where not so permitted, the portion of any Taxes that are allocable to the Pre-Closing Portion shall be either (i) in the case of Taxes that are imposed on a periodic basis, deemed to be the amount of such Taxes for the entire period (or in the case of such Taxes determined on an arrears basis, such as real property Taxes, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the Pre-Closing Portion and the denominator of which is the number of calendar days in the entire Straddle Period or (ii) in all other cases, deemed equal to the amount that would be payable if the taxable period ended on and included the Closing Date.

b.	Whenever in accordance with this Article VII, Seller shall be required to make a payment to Buyer, unless otherwise specified, such payments shall be made the later of ten calendar days after requested or three calendar days before Buyer or any of the Related Entities is required to pay the related Tax Liability to the relevant Tax Authority.
          2. Procedures Relating to Tax Indemnification. If Buyer or any of the Related Entities receives a claim for Taxes, including notice of a pending audit, from any Tax Authority (a “Tax Claim”), which, if successful, might result in an indemnity payment pursuant to Section 7.1(a) hereof, Buyer shall notify Seller in writing of the Tax Claim within ten calendar days of receipt of such Tax Claim. If notice of a Tax Claim (a “Tax Notice”) is not given to Seller within such period or in detail sufficient to apprise Seller of the nature of the Tax Claim, Seller shall not be liable to Buyer to the extent that Seller’s position would be prejudiced as a result thereof.
a.	Seller shall control all proceedings involving any Tax Claim for Taxes of a Related Entity relating to all Pre-Closing Periods (including selection of counsel). Without limiting the foregoing, Seller may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Tax Authority with respect thereto and may either pay the Tax Claim and sue for a refund where applicable Law permits such refund suits or contest such Tax Claim in any permissible manner; provided, however, that with respect to any portion of such Tax Claim that could reasonably be expected to materially adversely impact Buyer or a Related Entity, Seller shall not settle any such portion of the Tax Claim without Buyer’s prior written consent, which consent shall not be unreasonably delayed, withheld or conditioned.

b.	Seller and Buyer shall jointly control and have the right to participate in all proceedings involving any Tax Claim relating to Taxes of a Related Entity for a Straddle Period. Neither Seller nor Buyer shall settle any such Tax Claim without the prior written consent of the other, which consent shall not be unreasonably delayed, withheld or conditioned.

c.	With respect to all Tax Claims which Seller controls in accordance with Section 7.2(b), Seller shall keep Buyer informed in respect of all material aspects of such Tax Claims, and Buyer and its counsel may participate in all proceedings related to any such Tax Claims, at its own expense, that could reasonably be expected to materially adversely impact Buyer or any of its Affiliates. Seller shall promptly deliver to Buyer copies of all correspondence related to such Tax Claims received or sent by Seller or any Related Entity. If Seller determines that it will not contest such a Tax Claim, Seller shall so notify Buyer in a timely fashion and expressly affirm its obligation to indemnify Buyer in respect of such Tax Claim. Failing such notification, Buyer shall be entitled, but shall not be required, to take actions that it reasonably deems appropriate to protect its interests. Buyer and its Affiliates shall reasonably cooperate with Seller in contesting any Tax Claim involving a Related Entity, which cooperation shall include the retention of records in accordance with Section 7.3(c) and (upon Seller’s request) providing reasonable access to Seller and its representatives of records and information for the Taxes which are relevant to such Tax Claim and making employees available at reasonable times and without undue interference with the employer’s business operations to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.
          3. Tax Returns. To the extent not filed prior to the Closing Date, Buyer shall prepare or cause to be prepared and timely file or cause to be filed all Tax Returns that are required to be filed by or with respect to the Related Entities for all Pre-Closing Periods (“Pre-Closing Returns”) and all Tax Returns for any Straddle Periods (“Straddle Period Returns”). All Pre-Closing Returns and Straddle Period Returns shall be prepared, to the extent permitted by Law, in a manner consistent with prior practice. Buyer shall provide Seller with a copy of any Pre-Closing Returns or Straddle Period Return at least fifteen calendar days prior to the last date for timely filing such Tax Return (giving effect to any valid extensions thereof) accompanied by a statement calculating in reasonable detail Seller’s indemnification obligation, if any, pursuant to Section 7.1(a). Seller shall provide comments to Buyer in writing to the extent Seller objects to any information contained in any Tax Return or Buyer’s calculation, and Buyer shall incorporate such comments into such Tax Return to the extent such comments do not materially adversely impact Buyer. If Seller agrees with Buyer’s calculation of its indemnification obligation, Seller shall pay to Buyer the amount of Seller’s indemnification at the time specified in Section 7.1(c).
a.	Buyer shall pay or cause to be paid when due and payable all Taxes with respect to all Pre-Closing Returns and Straddle Period Returns that Buyer is responsible for preparing and filing under Section 7.3(a) (subject to its right of indemnification from Seller for Taxes pursuant to this Article VII).

b.	Seller and Buyer shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all Tax Claims with respect to all taxable periods relating to Taxes. Buyer (including its Affiliates and successors) shall (i) retain and maintain all such records including all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Related Entities for each Pre-Closing Period and for all Straddle Periods until the latest of (A) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, giving effect to valid extensions, (B) six years following the due date, giving effect to valid extensions for such Tax Returns or (C) any applicable Law which requires retention for a certain period of time and (ii) allow Seller and its respective agents and representatives (and agents or representatives of any of their Affiliates), upon reasonable notice and at mutually convenient times to inspect, review and make copies of such records (at Seller’s expense) as Seller may deem reasonably necessary or appropriate from time to time. Any information obtained under this Section 7.3(c) shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

c.	Any Tax refund (including any interest in respect thereof) received by Buyer or any of its Affiliates including the Related Entities, and any amounts credited against Tax to which any of such parties become entitled (including by way of any amended Tax Returns) that relate to any Taxes for which Seller is liable pursuant to Section 7.1(a) shall be for the account of Seller, and Buyer shall pay to Seller any such refund or the amount of any such credit within ten days after receipt of such refund or entitlement to such credit. Buyer shall use its reasonable best efforts to cooperate, and cause the Related Entities to use their reasonable best efforts to cooperate, in obtaining any refund or credit that Seller reasonably believes it is entitled to, including, through filing appropriate forms with the applicable Tax Authority. Any reasonable out-of-pocket expense incurred by Buyer or the Related Entities in connection with such activities shall be reimbursed by Seller within ten days of notice by Buyer or the Related Entities of incurring such expense.
          4. Tax Dispute Resolution Mechanism. With respect to any dispute or disagreement between the parties relating to this Article VII, the parties shall cooperate in good faith to resolve such dispute between them; but if the parties are unable to resolve such dispute, such dispute shall be resolved as follows: The parties shall submit the dispute to a jointly selected accounting firm experienced in Dominican Republic Tax Law (the “Settlement Accountants”) for resolution, which resolution shall be final, conclusive and binding on the parties. If Buyer and Seller cannot agree on the Settlement Accountants, Buyer and Seller shall each submit to their respective accountants the name of an accounting firm that does not at the time and that has not in the prior two years provided services to Seller or Buyer or any of their respective Affiliates, and the Settlement Accountants shall be selected by lot from these two firms. The fees and expenses of the Settlement Accountants in resolving a dispute shall be paid by Buyer and Seller in proportion to each party’s respective Liability for the portion of the Taxes in dispute, as determined by the Settlement Accountants.
          5. Survival of Tax Provisions. Any claim for indemnification to be made pursuant to Section 7.1(a) may be made at any time prior to the expiration of the applicable statute of limitations. Solely for purposes of the indemnity provided in Section 7.1(a), the representations and warranties of Seller in Section 2.10 shall survive to the expiration of the applicable statute of limitations.

          6. Conveyance Taxes. Notwithstanding any other provision of this Agreement to the contrary, all transfer, documentary, sales, use, stamp, registration and other similar Taxes incurred in connection with the transactions contemplated by this Agreement (collectively, “Conveyance Taxes”) shall be allocated equally between Buyer and Seller. Buyer shall, at its own expense, file all necessary Tax Returns with respect to all such Conveyance Taxes and, to the extent required by applicable Law, Seller shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns. For the avoidance of doubt, Conveyance Taxes do not include income Taxes.
          7. Section 338(g) Election. Neither Buyer nor any of its Affiliates shall make an election under Section 338(g) of the Code (or any similar provision of the Law of any Tax jurisdiction) with respect to any of the Related Entities in connection with the transactions contemplated by this Agreement without the prior written consent of Seller.
          8. Exclusivity. This Article VII shall exclusively govern all Tax Claims, the retention of Tax records of the Related Entities and the determination of, procedures for, and all other matters related to Tax indemnification claims under this Agreement.
          9. Tax Sharing Agreements. Any and all existing agreements relating to the allocation or sharing of Taxes (the “Tax Sharing Agreements”) between any of the Related Entities and any Person (other than a Related Entity), and all Liabilities under any such agreements, shall be terminated as of the Closing Date.
          10. FIRPTA Certificate. At or prior to the Closing, Seller shall furnish to Buyer an affidavit in accordance with the requirements of Section 1.1445-2(b) of the Treasury Regulations under Section 1445 of the Code certifying that Seller is not a “foreign person”, as defined in such regulations section.
          11. Characterization of Indemnification Payments. Unless otherwise required by Law, any payments made pursuant to Article VII and Article VIII hereof shall be treated for all Tax purposes as adjustments to the Purchase Price.
  VIII. INDEMNIFICATION
          1. Survival of Representations, Warranties and Covenants. The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing for a period of twelve months;

provided, however, that the representations and warranties contained in Sections 2.1, 2.2, 2.3(a) and 2.15 shall survive indefinitely and shall not terminate and the representations and warranties in Section 2.10 shall survive as set forth in Section 7.5. If any party makes a claim with respect to any specific representation and warranty within the time period described in the preceding sentence, and such claim is not completely and finally resolved prior to the expiration of such time period, such representation or warranty shall survive solely with respect to any such claim for the period of time beyond such time period sufficient to resolve, completely and finally, the claim relating to such representation or warranty.
          2. Indemnification.
a.	Seller shall indemnify and hold harmless Buyer and its Affiliates and their respective directors, officers, shareholders, partners, members, advisors, agents, representatives and employees and their successors and permitted assigns, each in their capacity as such (collectively, the “Seller Indemnified Parties”) from, against and in respect of any damages, losses, charges, Liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, Taxes, interest, penalties and expenses (including reasonable costs of investigation and reasonable attorneys’ fees and expenses), other than any consequential, incidental, lost profits, punitive, indirect or special damages (collectively, “Damages”), incurred or suffered by the Seller Indemnified Party, whether in respect of third party claims, or claims between the parties hereto, provided such Damages arise out of or relate to (i) any breach of any representation or warranty made by Seller contained in this Agreement or any certificate delivered pursuant to Section 5.3; (ii) any breach of any covenant or agreement of Seller contained in this Agreement or any certificate delivered pursuant to Section 5.3 or (iii) the item set forth in Section 8.2(a) of the Seller Disclosure Schedule (the “Scheduled Item”) or any claim arising out of the facts, events or circumstances that are the basis of such item.

b.	Buyer shall indemnify and hold harmless Seller and its Affiliates and their respective directors, officers, shareholders, partners, members, advisors, agents, representatives and employees and their successors and permitted assigns, each in their capacity as such (collectively, the “Buyer Indemnified Parties” and, together with the Seller Indemnified Parties, the “Indemnified Parties”) from, against and in respect of for, and will pay to the Buyer Indemnified Parties the amount of any Damages incurred or suffered by the Seller Indemnified Party, whether in respect of third party claims, or claims between the parties hereto, provided such Damages arise out of or relate to (i) any breach of any representation or warranty made by Buyer contained in this Agreement or any certificate delivered pursuant to Section 5.2 or (ii) any breach of any covenant or agreement of Buyer contained in this Agreement or any certificate delivered pursuant to Section 5.2.

c.	Promptly upon the receipt by an Indemnified Party under Section 8.2(a) or Section 8.2(b) of any notice of the commencement of any action, claim or other matter brought by a third party (a “Third Party Claim”), such Person shall give notice of such Third Party Claim to the party from whom indemnification is sought (the “Indemnifying Party”), but the failure to give such notice shall not relieve any Indemnifying Party of any Liability it may have to such Person, except to the extent the defense of such Third Party Claim is prejudiced by such Person’s failure to give notice. If an Indemnified Party gives such notice, the Indemnifying Party, upon giving notice to such Indemnified Party, will be entitled to assume the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party at the Indemnifying Party’s sole cost and expense and the Indemnifying Party will be entitled to prosecute, appeal, negotiate, resolve, settle, compromise, arbitrate or otherwise pursue such Third Party Claim, in whole or in part, subject to and in accordance with the provisions of this Agreement. The Indemnifying Party shall be deemed to have provided such notice in respect of the Scheduled Item. In furtherance of the foregoing, with respect to the Scheduled Item, the Indemnifying Party shall maintain complete control over the defense and prosecution of any and all confirmation, vacatur, set aside, recognition, enforcement, or execution actions or defenses initiated in connection with the Scheduled Item regardless of the jurisdiction which the action is initiated, and shall maintain complete and exclusive control over the conduct of the Scheduled Item and of any judicial or other type of action related in any way to the Scheduled Item. If the Indemnifying Party exercises its rights to assume the defense of such Third Party Claim (including the Scheduled Item), the Indemnifying Party shall have no obligation to indemnify or pay for or reimburse any Indemnified Party for any attorneys’ fees, investigation costs or litigation expenses incurred by the Indemnified Party after the assumption of the defense of such Third Party Claim. The Indemnified Party agrees that it will not, without the prior written consent of the Indemnifying Party, make any payment to any Person in connection with or related to the Scheduled Item until such time as the enforceability of any award issued by the arbitral tribunal with respect to the Scheduled Item shall be considered final and not appealable in the jurisdiction in which enforcement is sought, and then only to the extent of the value of the property immediately at risk in the enforcement action through execution or like process. The Indemnifying Party agrees that it will not, without the prior written consent of the Indemnified Party, settle, compromise or consent to the entry of any judgment in any pending or threatened Third Party Claim, including the Scheduled Item, relating to the matters contemplated hereby (if any Indemnified Party is a party thereto or has been actually threatened to be made a party thereto) unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all Liability arising or that may arise out of such Third Party Claim or provides solely for monetary relief satisfied by the Indemnifying Party. The Indemnifying Party shall not be liable for any settlement of any Third Party Claim by an Indemnified Party without the Indemnifying Party’s written consent, which shall not be unreasonably withheld.

d.	No indemnity shall be payable to any Indemnified Party with respect to any claim under this Section 8.2 resulting from any breach of any representation or warranty unless and until the aggregate of all Damages due from the Indemnifying Party exceed $900,000 and then only by Seller to the Buyer Indemnified Parties and by Buyer to the Seller Indemnified Parties to the extent of such excess; provided, however, that the aggregate amount payable by Seller to the Buyer Indemnified Parties and by Buyer to the Seller Indemnified Parties with respect to claims under this Section 8.2 resulting from any breach of any representation or warranty shall not exceed 25 % of the Base Purchase Price; provided further, however, that such $900,000 deductible and such limitation on the maximum aggregate amount payable to any indemnified party shall not be applicable to (i) Damages arising out of breaches or inaccuracies in the representations and warranties contained in Sections 2.1, 2.2, 2.3(a) and 2.15, (ii) Damages arising out of or resulting from fraud by the Indemnifying Party, or (iii) Damages arising in respect of the indemnification provided by Section 8.2(a)(iii).

e.	Absent fraud, the indemnity provided herein shall be the sole and exclusive remedy with respect to any Damages sustained or incurred resulting from any breach of any representation, warranty, covenant or obligation made by Seller or Buyer in this Agreement.

f.	Notwithstanding anything to the contrary in this Section 8.2, the above provisions of this Section 8.2 shall not apply to Tax indemnification matters and indemnification shall not be provided under this Section 8.2 for Taxes (or Damages relating to Taxes), all such matters and any such indemnification being exclusively governed by Article VII.

g.	The amount of any Damages payable under this Section 8.2 by the Indemnifying Party shall be net of any amounts recovered by the Indemnified Party under applicable insurance policies or from third parties and net of any Tax benefits available to the Indemnified Party as a result of incurring the Damages.

h.	The Parties agree that any indemnity payments pursuant to this Agreement will be treated for Tax purposes as an adjustment to the Initial or the Adjusted Purchase Price, unless otherwise required by applicable Law.

i.	With respect to any indemnification resulting from any breach of any representation, warranty, covenant or obligation made by Seller or Buyer in this Agreement, the Indemnifying Party shall have no Liability unless the Indemnified Party gives notice to the Indemnifying Party with respect thereto within the applicable survival period provided for in Section 8.1.

j.	Each Indemnified Party shall use its reasonable best efforts, at the expense of the Indemnifying Party, to mitigate any claim or liability that an Indemnified Party asserts or is reasonably likely to assert under this Article VIII, provided that in no event shall an Indemnified Party be required to take any action that would be reasonably likely to have an adverse effect on its business, properties, assets, operations, or condition (financial or otherwise) or those of any Related Entity.

k.	The right to indemnification or other remedy based on the representations, warranties, covenants and agreements herein will not be affected by any investigation conducted with respect to, or any Knowledge acquired by Buyer of Seller, as the case may be, at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement.

  IX. MISCELLANEOUS
          1. Expenses. Whether or not the Purchase is consummated, all costs and expenses incurred in connection with the Purchase, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, and Seller shall pay and be responsible for all fees and expenses of investment bankers, attorneys, accountants and other advisors, in each case solely to the extent incurred prior to the Closing by the Related Entities in connection with the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, each of Seller and Buyer agree that the non-prevailing party in any litigation arising out of this Agreement shall reimburse the prevailing party for its expenses relating to the litigation, including reasonable attorneys’ fees and expenses, court costs and reasonable expert witness fees and expenses.
          2. Certain Defined Terms. For the purposes of this Agreement, unless the context requires otherwise, the following terms shall have the following meanings:
     “Affiliate” shall mean, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise.
     “Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in New York, New York are authorized or obligated by Law or executive order to be closed.
     “Knowledge” shall mean the actual knowledge of (a) in the case of Seller, Parent, Seller, any Related Entity and any executive officer of the foregoing, or (b) in the case of Buyer, Buyer, its Subsidiaries and any executive officer of the foregoing, in the case of both (a) and (b) that such parties have or would have after a reasonable investigation, whether or not in fact such investigation was made.
     “Person” shall mean an individual, a corporation, a partnership, an association, a trust or any other entity, group or organization, including a Governmental Entity.
     “Subsidiary” shall mean, with respect to any party, any corporation, partnership, limited liability company, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

          3. Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other parties.
          4. Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflict of Laws thereof.
          5. Submission to Jurisdiction. Each of the parties hereto unconditionally and irrevocably (a) consents to submit itself to the jurisdiction of any federal or state court located in the State of New York (“New York Court”) in the event of any dispute arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, or the breach, termination or validity thereof, (b) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such New York Court and irrevocably waives any objections which it may have now or in the future to the jurisdiction of any New York Court including objections by reason of lack of jurisdiction, improper venue, or inconvenient forum and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a New York Court, except for an action to enforce an order or judgment of a New York Court.
          6. Specific Performance. Each of Seller and Buyer recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of Seller and Buyer agrees that in the event of any such breach, the aggrieved party shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement in any New York Court.
          7. Waiver of Jury Trial. Each of Seller and Buyer hereby irrevocably waives all right to trial by jury in any action, suit, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement the actions of Seller and Buyer in the negotiation, administration, performance and enforcement hereof.

          8. Notices. Any notice required to be given hereunder shall be in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:
To Buyer:
Trilogy International Partners LLC
155 108th Street NE, Suite 400
Bellevue, WA 98004
Attn: Scott Morris
Tel: 425-458-5955
Fax: 425-458-5998
Email: scott.morris@trilogy-international.com
with copies to:
Friedman Kaplan Seiler & Adelman LLP
1633 Broadway
46th Floor
New York, NY 10019
Attn: Barry A. Adelman
Tel: 212-833-1107
Fax: 212-833-1250
Email: badelman@fklaw.com
To Seller:
Centennial Dominican Republic Holding Corp.
3349 Route 138
Wall, NJ 07719
Attn: Chief Executive Officer and General Counsel
Tel: 732-556-2200
Fax: 732-556-2245
Email: twolk@centennialcorp.com
with copies to:
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Facsimile: 212-735-2000
Attention: Eric J. Friedman

or to such other address as any party shall specify by notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.
          9. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.
          10. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
          11. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.
          12. Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.
          13. Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.
          14. Extension of Time, Waiver, Etc. At any time prior to the Closing, Seller and Buyer may (a) extend the time for the performance of any of the obligations or acts of the other party; (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or (c) waive compliance with any of the agreements or conditions of the other party contained herein. Notwithstanding the foregoing, no failure or delay by Seller or Buyer in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
          15. Parent Guarantee. Centennial Cellular Operating Co. LLC, a Delaware limited liability company (“Parent Guarantor”), irrevocably and unconditionally guarantees (the “Parent Guarantee”) to Buyer and its successors and assigns, the prompt and complete payment when due of all financial obligations of Seller to Buyer under this Agreement (“Seller Obligations”), including any indemnification payments that may become due to Buyer under this Agreement. If any Seller Obligation shall not be paid when due, Parent Guarantor shall become liable to Buyer for such obligation and Buyer may recover from Parent Guarantor the full amount of any such Seller Obligation payable on demand. No provision hereof shall in any manner restrict the rights and remedies of Seller or Buyer under this Agreement and the other documents executed in connection therewith. Parent Guarantor shall be liable to Buyer under this Agreement only to the extent that Seller is liable hereunder. Except if the payment of the Seller Obligations in question is still under a dispute by Seller, Parent Guarantor shall not have the right to assert as a defense to its obligations under this Guarantee any defense of any kind or nature that Seller could assert with respect to the payment of the Seller Obligations, whether or not Seller has in fact asserted any such defenses. This Parent Guaranty shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Seller Obligations is rescinded or must otherwise be restored or returned by Buyer upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Seller, or upon or as a result of the appointment of a receiver, intervener or conservator of, or trustee or similar officer for, Seller or any substantial part of its property, or otherwise, all as though such payments had not been made.
          16. Trilogy Guarantee. Trilogy International Partners LLC, a Washington limited liability company (“Trilogy Guarantor”), irrevocably and unconditionally guarantees (the “Trilogy Guarantee”) to Seller and its successors and assigns, the prompt and complete payment when due of all financial obligations of Buyer to Seller under this Agreement (“Buyer Obligations”), including payment of the Initial Purchase Price and any indemnification payments that may become due to Seller or its Affiliates under this Agreement. If any Buyer Obligation shall not be paid when due, Trilogy Guarantor shall become liable to Seller for such obligation and Seller may recover from Trilogy Guarantor the full amount of any such Buyer Obligation payable on demand. No provision hereof shall in any manner restrict the rights and remedies of Seller or Buyer under this Agreement and the other documents executed in connection therewith. Trilogy Guarantor shall be liable to Seller under this Agreement only to the extent that Buyer is liable for Buyer Obligations hereunder. Except if the payment of the Buyer Obligations in question is still under a dispute by Buyer, Trilogy Guarantor shall not have the right to assert as a defense to its obligations under this Trilogy Guarantee any defense of any kind or nature that Buyer could assert with respect to the payment of the Buyer Obligations, whether or not Buyer has in fact asserted any such defenses. This Trilogy Guaranty shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Buyer Obligations is rescinded or must otherwise be restored or returned by Seller upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Buyer, or upon or as a result of the appointment of a receiver, intervener or conservator of, or trustee or similar officer for, Buyer or any substantial part of its property, or otherwise, all as though such payments had not been made. The execution, delivery and performance of this Agreement and the Trilogy Guarantee, by Trilogy Guarantor and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Trilogy Guarantor and such authorizations have not been, and, prior to the Closing, will not be, revoked and are in full force and effect.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CENTENNIAL DOMINICAN REPUBLIC HOLDING CORP.

By:

Name: Michael Small
Title: Chief Executive Officer

TRILOGY INTERNATIONAL DOMINICAN REPUBLIC LLC

By:

Name: Brad Horwitz
Title: President and CEO

For purpose solely of Section 4.14, Section 4.18 and Section 9.15 of this Agreement:

CENTENNIAL CELLULAR OPERATING CO. LLC

By:

Name: Michael Small
Title: Chief Executive Officer

For purpose solely of Section 4.19, Section 6.2 and Section 9.16 of this Agreement:

TRILOGY INTERNATIONAL PARTNERS LLC

By:

Name: Brad Horwitz
Title: President and CEO